Exhibit 99.2

CAPOOSE GOLD-SILVER PROJECT
NI 43-101 TECHNICAL REPORT
Omineca Mining Division
British Columbia, Canada

Prepared for

New Gold Inc.
1800 - 555 Burrard Street,
Vancouver, BC V6X 1M9

Effective Date: December 31, 2013
Report Date: May 23, 2014

Ronald G. Simpson, P.Geo
GeoSim Services Inc.

Joel W. Rotert, CPG
New Gold Inc.

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Cautionary Note with respect to Forward Looking Information

Certain information and statements contained in this report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that New Gold and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements include, but are not limited to, statements with respect to estimates of mineral reserves and resources; potential environmental liabilities and related costs; and exploration potential.

All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted.  Material assumptions regarding forward-looking statements are discussed in this report, where applicable.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the technical report discussed herein not being realized; decreases in gold prices; actual recovery rates; actual results of current exploration; exchange rate fluctuations; title risks; regulatory risks and uncertainties; and other risks involved in the gold exploration and development industry; as well as those risk factors discussed elsewhere in this report, in New Gold’s latest Annual Information Form, Management’s Discussion and Analysis and its other SEDAR filings from time to time. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements.  New Gold and the Qualified Persons who authored of this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Cautionary Note to U.S. Readers concerning estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

DATE AND SIGNATURE PAGE

The effective date of this NI 43-101 Technical report, entitled “NI 43-101 Technical Report, Capoose Gold-Silver Project” is December 31, 2013.

“Ronald G. Simpson”
Ronald G. Simpson, P.Geo.

Date:	May 23, 2014

“ Joel W. Rotert”
Joel W. Rotert, CPG

Date:	May 23, 2014

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Contents

1.0	SUMMARY			1-1
	1.1	Location, Climate, and Access		1-1
	1.2	Mineral Tenure, Surface Rights, Royalties, and Agreements		1-1
	1.3	Permits and Environmental Liabilities		1-1
	1.4	Geology and Mineralisation		1-2
	1.5	Exploration		1-2
	1.6	Drilling		1-3
	1.7	Sample Preparation, Analysis, and Security		1-3
	1.8	Data Verification		1-4
	1.9	Metallurgical Testwork		1-4
	1.10	Mineral Resource Estimate		1-4
	1.11	Interpretation and Conclusions		1-5
	1.12	Recommendations		1-6
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-1
	2.3	Site Visits and Scope of Personal Inspection		2-1
	2.4	Effective Dates		2-3
	2.5	Information Sources and References		2-3
	2.6	Previous Technical Reports		2-3
3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Mineral Tenure		3-1
	3.2	Surface Rights		3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Property and Title in British Columbia		4-1
	4.2	Tenure History		4-1
	4.3	Mineral Tenure		4-1
	4.4	Surface Rights		4-5
	4.5	Royalties and Encumbrances		4-5
	4.6	Permits		4-7
	4.7	Environmental Liabilities		4-7
		4.7.1	Existing Environmental Liabilities	4-7
		4.7.2	Exploration Reclamation Bonding	4-7
		4.7.3	Other Environmental Liabilities	4-8
	4.8	Social License		4-8
		4.8.1	First Nations Engagement	4-8
		4.8.2	Other Stakeholder Consultation	4-9
	4.9	Significant Risk Factors		4-9
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Regional Seismicity		5-2
6.0	HISTORY			6-1

TOC v

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

7.0	GEOLOGICAL SETTING AND MINERALISATION			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-1
	7.3	Mineralisation		7-5
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	Geological Mapping		9-1
	9.2	Geochemical Sampling		9-5
	9.3	Geophysics		9-5
	9.4	Petrology, Mineralogy, and Research Studies		9-5
	9.5	Metallurgical Studies		9-6
	9.6	Exploration Potential		9-6
10.0	DRILLING			10-1
	10.1	Legacy Drilling		10-1
	10.2	Drill Methods		10-1
	10.3	Geological Logging		10-1
	10.4	Recovery		10-1
	10.5	Collar Surveys		10-2
		10.5.1	Silver Quest	10-2
		10.5.2	New Gold	10-2
	10.6	Downhole Surveys		10-5
	10.7	True Thickness		10-5
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Granges	11-1
		11.1.2	Silver Quest	11-1
		11.1.3	New Gold	11-2
	11.2	Density Determinations		11-2
	11.3	Analytical and Test Laboratories		11-2
		11.3.1	Granges	11-2
		11.3.2	Silver Quest	11-3
		11.3.3	New Gold	11-3
	11.4	Sample Preparation and Analysis		11-4
		11.4.1	Granges	11-4
		11.4.2	Silver Quest	11-4
		11.4.3	New Gold	11-4
	11.5	Quality Assurance and Quality Control		11-5
		11.5.1	Standards	11-5
		11.5.2	Blank Samples	11-8
		11.5.3	Duplicates	11-8
	11.6	Databases		11-10
	11.7	Sample Security		11-11
		11.7.1	Granges	11-11
		11.7.2	Silver Quest	11-11
		11.7.3	New Gold	11-11
	11.8	Comments on Section 11		11-11
12.0	DATA VERIFICATION			12-1
	12.1	Site Visit Verification		12-1
	12.2	Database Verification		12-1

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

	12.3	Conclusions		12-2
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Introduction		13-1
	13.2	Testwork Overview		13-1
		13.2.1	Summary of Testwork Programs	13-1
		13.2.2	Sample Selection for Process Development	13-2
	13.3	Comminution Testwork		13-3
		13.3.1	Sampling Parameters	13-3
	13.4	Heap Leach and Column Tests		13-6
	13.5	Flotation Testwork		13-7
	13.6	Leach Testwork		13-9
		13.6.1	Effect of Grind	13-9
		13.6.2	Cyanide Concentration	13-11
	13.7	Flowsheet Selection		13-13
	13.8	Mineralogy		13-13
	13.9	Recovery Estimates for Study		13-15
14.0	MINERAL RESOURCE ESTIMATE			14-1
	14.1	Introduction		14-1
	14.2	Geologic Model, Domains and Coding		14-1
	14.3	Available Data		14-3
	14.4	Exploratory Data Analysis		14-4
	14.5	Evaluation of Outlier Grades		14-6
	14.6	Compositing		14-7
	14.7	Bulk Density Data		14-9
	14.8	Variography		14-9
	14.9	Model Setup and Limits		14-10
	14.10	Interpolation Parameters		14-10
	14.11	Validation		14-11
		14.11.1	Visual Inspection	14-11
		14.11.2	Global Bias Check	14-17
		14.11.3	Check for Local Bias	14-19
	14.12	Resource Classification		14-21
		14.12.1	Reasonable Prospects for Eventual Economic Extraction	14-22
		14.12.2	Economic Cut-off	14-23
		14.12.3	Use of Gold Equivalent	14-23
	14.13	Mineral Resource Statement		14-23
	14.14	Factors which could affect the Mineral Resource Estimate		14-24
15.0	ADJACENT PROPERTIES			15-1
16.0	OTHER RELEVANT DATA AND INFORMATION			16-1
17.0	INTERPRETATION AND CONCLUSIONS			17-1
18.0	RECOMMENDATIONS			18-1
19.0	REFERENCES			19-1

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Tables

Table 4-1.	Capoose Mineral Tenure Status	4-2
Table 4-2.	Permits	4-7
Table 6-1.	Capoose Exporation History	6-3
Table 8-1.	Epithermal gold deposit types as defined by Sillitoe and Hedenquist (2003)	8-2
Table 10-1.	2011-2013 Drill Hole Collar Locations	10-2
Table 10-2.	Significant intercepts 2011-2013 drilling	10-5
Table 11-1.	2012 SGS & 2013 ALS Sample Preparation Protocols	11-4
Table 13-1.	Laboratories and Testwork	13-2
Table 13-2.	Summary of Testwork on Metallurgical Composite Samples	13-2
Table 13-3.	Metallurgical Test Programs	13-3
Table 13-4.	CAP001 Bond Ball Mill Work Index Results	13-4
Table 13-5.	CAP001 Bond Abrasion Index Results	13-4
Table 13-6.	CAP001 SMC Test Results	13-5
Table 13-7.	CAP005 Bond Ball Mill Work Index Results	13-5
Table 13-8.	CAP005 Bond Abrasion Index Results	13-6
Table 13-9.	CAP005 SMC Test Results	13-6
Table 13-10.	Estimated Heap Leach Extraction for Flowsheet Comparison	13-7
Table 13-11.	Summary of Testwork Parameters – Test Program CAP002	13-8
Table 13-12.	Flotation Concentrate Leach (FCL) – Extraction Estimates (%)	13-8
Table 13-13.	Pre-aeration Testwork Results – CAP002	13-12
Table 13-14.	Summary of Estimated Leach Extraction by Flowsheet Option	13-13
Table 14-1.	Block Model Lithologic Codes	14-1
Table 14-2.	Summary of Drilling used for Resource Estimation	14-3
Table 14-3.	Capping Statistics	14-7
Table 14-4.	Composite Statistics – Au	14-8
Table 14-5.	Composite Statistics – Ag	14-8
Table 14-6.	Density Statistics for Modeled Lithologies	14-9
Table 14-7.	Semi-Variogram Model Parameters	14-10
Table 14-8.	Block Model Parameters	14-10
Table 14-9.	Grade Model Search Parameters	14-11
Table 14-10.	Global Mean Grade Comparison	14-17
Table 14-11.	Lerch-Grossman Optimized Pit Economic Assumptions	14-23
Table 14-12.	Capoose Gold-Silver Project Indicated Mineral Resource. Effective Dec. 31, 2013	14-24
Table 14-13.	Capoose Gold-Silver Project Inferred Mineral Resource. Effective Dec. 31, 2013	14-24
Table 18-1.	Recommended Exploration Program	18-1

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figures

Figure 2-1	Project Location Plan	2-2
Figure 4-1.	Mineral Tenure Plan from New Gold, December, 2013.	4-5
Figure 7-1.	Capoose project location and tectono-stratigraphic setting. Map constructed by New Gold, 2013. Geology and terrane layers from BCGS digital download.	7-1
Figure 7-2.	Detailed Property Geology compiled by New Gold, October, 2013.	7-4
Figure 8-1.	Schematic section of calc-alkaline volcanic arc setting and associated epithermal and related mineralisation	8-3
Figure 9-1.	Regional geologic map (BCGS) showing all diamond drilling and soil sample locations from Granges and Silver Quest (1979-2011)	9-2
Figure 9-2.	Regional geologic and alteration map by New Gold showing all diamond drilling and 0.4 g/t AuEq resource limit from 2013 resource estimate	9-3
Figure 9-3.	Geologic domain surface plan constructed by New Gold, 2013.	9-4
Figure 10-1.	Drill Plan	10-4
Figure 11-1.	CDN-ME-12 Performance chart (Au 2011 Drilling)	11-6
Figure 11-2.	CDN-ME-12 Performance chart (Ag 2011 Drilling)	11-7
Figure 13-1.	Feed Size vs Au Recovery CAP-003 Grind Series (NaCN = 0.3 g/L)	13-7
Figure 13-2.	Feed Size vs Au Recovery CAP-002 Grind Series (NaCN = 1.0 g/L)	13-10
Figure 13-3.	Feed Size vs Ag Recovery CAP-002 Grind Series (NaCN = 1.0 g/L)	13-10
Figure 13-4.	[NaCN] vs Au Recovery CAP-002 NaCN Concentration Series (P80 ~150 µm)	13-11
Figure 13-5.	[NaCN] vs Ag Recovery CAP-002 NaCN Concentration Series (P80 ~150 µm)	13-12
Figure 13-6.	The Estimated Silver Deportment by Mineral Species	13-14
Figure 13-7.	Sulphur Deportment of the Cap-003 Test Products	13-14
Figure 14-1.	Lithologic and structural wireframe models	14-2
Figure 14-2.	Plan View of Structural Domains	14-3
Figure 14-3.	Box plot comparison of Ag composites by lithology	14-5
Figure 14-4.	Box plot comparison of Au composites by lithology	14-5
Figure 14-5.	Cumulative probability plots showing outlier thresholds	14-7
Figure 14-6.	Frequency Distribution of Au within Domains	14-8
Figure 14-7.	Frequency Distribution of Ag within Domains	14-9
Figure 14-8.	Block Grade Distribution - Plan View	14-12
Figure 14-9.	Au Block Grade Distribution – Section 5905750N	14-13
Figure 14-10.	Ag Block Grade Distribution – Section 5905750N	14-13
Figure 14-11.	AuEq Block Grade Distribution – Section 5905750N	14-14
Figure 14-12.	Au Block Grade Distribution – Section 5906000N	14-14
Figure 14-13.	Ag Block Grade Distribution – Section 5906000N	14-15
Figure 14-14.	AuEq Block Grade Distribution – Section 5906000N	14-15
Figure 14-15.	Au Block Grade Distribution – Section 355900E	14-16
Figure 14-16.	Ag Block Grade Distribution – Section 355900E	14-16
Figure 14-17.	AuEq Block Grade Distribution – Section 355900E	14-17
Figure 14-18.	Grade-Tonnage Comparison of Estimation Methods (Au)	14-18

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 14-19.	Grade-Tonnage Comparison of Estimation Methods (Ag)	14-18
Figure 14-20.	Swath Plot – Ag (S-N) at 355870-355900 E	14-19
Figure 14-21.	Swath Plot – Au (S-N) at 355870-355900 E	14-20
Figure 14-22.	Swath Plot – Ag (E-W) at 1700-1730 Level	14-20
Figure 14-23.	Swath Plot – Au (E-W) at 1700-1730 Level	14-21
Figure 14-24.	Block Classification	14-22

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

1.0	SUMMARY

1.1	Location, Climate, and Access

The Project lies in central British Columbia, approximately 110 km southwest of Vanderhoof and 468 km northeast of Vancouver.  The Project site is readily accessible by vehicle from the Kluskus-Ootsa Forest Service Road originating approximately 10 km west of Vanderhoof, off Highway 16.  Some services are available in Vanderhoof, but Prince George is the regional hub with air service from major centres.

The elevation of the Capoose property ranges from 1,240 to 1,920 metres and the Capoose deposit is exposed on surface between 1750 and 1900 metres elevation.

The climate in the project area is sub-continental.  Mining activities should be capable of being conducted year-round.

1.2	Mineral Tenure, Surface Rights, Royalties, and Agreements

The Project consists of 107 mineral claims, covering an area of 42,655 ha. All Capoose claims are 100% held in the name of New Gold.

Five royalties are payable on production from the New Gold Capoose property holdings; however, none of these royalties affects the Capoose deposit.

The claims are located on Crown land.  Capoose claim 843658 partially overlaps a portion of Mineral Reserve Site ID 1000461, a no staking reserve; Capoose legacy claim 238045 and overlapping cell claim 555053 partially overlap Mineral Reserve Site ID 1000462, a no staking reserve; and Capoose claims 512838, 555053, 564375, 580086, 704829, 704863, 706593, 706595, 706596, 706603, 706605, 706606, 706607, 706629, 706630, and 843658 partially overlap portions of Entiako Park, a Class A Provincial Park.

1.3	Permits and Environmental Liabilities

All of the Capoose project mineral claims are located on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in area of interest of several First Nations, namely the Lhoosk’uz Dene, Ulkatcho and Nazko Nations.

To perform the exploration work that will cause a physical disturbance, New Gold must first file, and receive approval of, a Notice of Work and Reclamation as required

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

by Section 10 of the Mines Act of the Province of British Columbia. There are currently four active permits allowing for exploration of the Capoose project.

1.4	Geology and Mineralisation

The Capoose project is located on the Nechako Plateau, within the Stikine tectonostratigraphic terrane near the geographic centre of British Columbia. The Stikine terrane comprises an assemblage of accreted magmatic arc and related sedimentary rocks of Jurassic to early Tertiary age subsequently exposed via faulting from regional NE-SW directed compression and later NW-SE dextral transpression and strike-slip movement. The Capoose deposit lies east of the Capoose Pluton quartz monzonite and is associated with Cretaceous aged felsic sills and dikes intruding dominantly intermediate to mafic volcanic and sedimentary host rocks belonging to the Jurassic Hazelton and Bowser Lake Groups.

The Capoose Ag-Au (Zn-Pb-Cu) deposit as defined by a 0.4 AuEq cutoff (AuEq = Au + Ag*0.0089 as detailed in section 14) extends 825 metres north-south and 715 metres at its widest point east-west.  The deposit is centreed on an exposed zone of intense and locally texture destructive quartz-sericite alteration.  Common macroscopic ore minerals include pyrite, pyrrhotite, sphalerite, galena, chalcopyrite, arsenopyrite, marcasite and bismuthinite.  The principal style of mineralisation is disseminated with sulphides often nucleating in the centres of spheroidal garnets from sub-millimetre to several cms (averaging 1-5 mm) in diametre.  Discrete hairline to cm-wide veinlets and veins containing quartz +/- garnet +/- sulphides are common but constitute less volumes of ore.

1.5	Exploration

During 2012 two 400 x 100 metre soil sampling grids were completed in the Capoose region. Infill soil sampling was completed in 2013 on a 200 x 50 metre grid. Detailed (1:2000) and regional scale (1:10,000) mapping were competed over the deposit area as well as the Fawnie Range and other areas under New Gold tenure.  In 2013 a regional IP survey with 400 metre line spacing was completed with the northern boundary of the survey area located approximately 300 metres south of the deposit on the 5,905,200 N line.

The Capoose deposit remains open to the northwest and at depth.  Areas to the north, northwest and south of the deposit along the Fawnie Range are considered to have the best exploration potential to host additional deposits of a similar style based on recent mapping, surface geochemistry, IP geophysics and drilling.  The broader Capoose region is believed to be prospective for Jurassic to Eocene aged porphyry, skarn and epithermal deposits based on nearby discoveries and such as

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Wolf, 3 Ts and Chu in addition to the numerous showings on New Gold tenures including Paw, Fawn, Buck and Malaput.

1.6	Drilling

In 1978 Granges drilled 35 two-inch diametre percussion holes totaling 2,037 metres at Capoose representing the first drill holes on the property (Awmack, 2010). Between 1979 and 1981 Granges completed 75 BQ diamond holes totaling 12,127 metres comprising the first diamond drilling at Capoose. Awmack (2010) reported nine more BQ diamond holes totaling 655 metres were drilled by Granges in 1984, however information for only six holes totaling 519 metres exist in the drilling database for this year. Details of Granges drilling is presented by Awmack et al. (2010) and ARIS reports 12787 (Zbitnoff, 1984), 09735 (Lumley, 1981), 08731 (Zbitnoff, 1980), 08515 (Zbitnoff, 1980), 07504 (Shear, 1979) and 06868 (Shear, 1978).

From 2008 through 2011 Silver Quest drilled 84 NQ diamond holes totaling 18,719 metres. Reporting of 2008-09 drilling was completed by Awmack et al. (2010) and 2010 drilling was reported by Armitage et al. (2011).

Two rigs completed a total of 10,894 metres from 22 holes of HQ diamond drilling in the Capoose deposit area in 2012.  A total of 4,236 metres from 11 holes of HQ diamond drilling were completed in the deposit area in 2013.

1.7	Sample Preparation, Analysis, and Security

Sample prepraration and analysis descriptions relating to Granges work are found in ARIS reports listed in section 1.6 and summarized by Awmack et al. (2010). Silver Quest Drilling during 2008-09 is also summarized by Awmack et al. (2010) and by Armitage et al. (2011) for 2010 drilling. Drilling and sampling completed in 2011 by Silver Quest conformed to the methods and protocols outlined in the 2011 technical report by Armitage et al. but with the addition of a certified precious and base metal standard inserted regularly throughout the sample stream (Pawliuk, personal communication).

Salvadgeable intervals of Granges diamond drilling comprising 725 boxes of core from 55 holes along with all Silver Quest and New Gold holes were inventoried and moved from Capoose to the Blackwater camp at the end of the 2012 field season. Core found in weathered boxes was carefully reboxed by New Gold geotechnicians. Unconsolidated and broken core was packed with bubble wrap and secured with lids screwed to the box to insure integrity during transport.  New Gold drill core from 2013 was moved to Blackwater at the end of the 2013 field season.

Page 1-3

Drill sampling during 2012 and 2013 followed New Gold standards which meet or exceed industry best practice. Drill core is transported in core boxes from the drill site to camp by four-wheel drive vehicle and logged in a specially built core handling facility, where sampling for analysis is done systematically on 1 m sample composites. A diamond saw is used to split the core in half lengthwise.  One half of the core is placed in a standard heavy poly sample bag identified with a re-printed sample tag in a zip-lock baggy, and the poly bag is closed with a zip tie.  The remaining half core is kept for reference in the core box and stored at the Project camp site.

Certified reference standards, blanks, and duplicates are inserted into the sample stream, and four sample bags are then placed into a larger rice bag labelled with the sample ID numbers and sealed with a numbered banker’s security tag.  Between preparation and shipment, a period of up to four days, the rice bags containing the samples are stored in a secure area behind the core cutting area.

During 2012 bulk density measurements were taken by SGS laboratories (method PHY04V) on samples representing 1 per 10 metres down hole.  In 2013 specific gravity measurements were completed by New Gold geotechnicians during logging activites and used the same method of measuring the weight of the sample as both dry and freely immersed in water.

1.8	Data Verification

R. Simpson visited the site on September 20, 2012. The purpose of the visits was to review the drilling, sampling, and quality assurance/quality control procedures.  The geology and mineralisation encountered in the drill holes completed to date were also reviewed.

1.9	Metallurgical Testwork

Preliminary column leach and work index composites taken from 2009 through 2012 drilling were submitted to Met-Solve and ALS Laboratories of Kamloops, B.C. In October, 2013 samples from 2013 drilling were submitted to the same labs for additional grindability and whole ore leaching (WOL) testing. Limited testwork completed by Granges is summarized by Haynes (1990).

1.10	Mineral Resource Estimate

The mineral resource estimate is based on a geologic block model consisting of 7 principal fault-bounded structural domains and constrained by lithology. Gold and silver grade estimation was carried out by the ordinary kriging method using 6 metre downhole drill hole composites. Gold grades were capped after compositing at a

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

level of 4 g/t.  Silver grades were capped at 180 g/t.  Classified blocks have been constrained by a Lerch-Grossman optimized pit shell using a gold price of $1,400 per ounce and a silver price of $24 per ounce. Block dimensions were 10 by 10 by 10 metres. Density values assigned to the principal lithologies are based on 2,033 bulk density measurements of drill core.

At a cut-off grade of 0.4 g/t AuEq, the Capoose deposit is estimated to contain an Indicated Mineral Resource of 20.3 MT averaging 0.50 g/t Au and 22.4 g/t Ag.  An additional 29.3 MT averaging 0.39 g/t Au and 26.3 g/t Ag is classified as Inferred.

The effective date of the estimate is December 31, 2013

1.11	Interpretation and Conclusions

Drilling by Granges, Silver Quest and New Gold since the 1980’s has outlined a large, low grade gold-silver deposit that extends at least 920 metre north-south and 740 metres at its widest point east-west. The thickness of the presently defined zone ranges up to 500 metres and several recent drill holes have intersected significant grades at deeper levels.

Sample preparation, security and analysis is compliant with industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2009 - 2011 exploration programs is acceptable and protocols have been well documented. Legacy drilling results from 1979-1981 were included as they supported a more conservative estimate and were not used to define measured or indicated resources. The database contains all core data collected on the Project to date and has been structured for resource estimation.

Areas of uncertainty that may materially impact the Mineral Resource Estimate include:

•	Commodity price assumptions
•	Pit slope angles
•	Metal recovery assumptions
•	Mining and Process cost assumptions

There are no other known factors or issues that materially affect the estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing and political factors.  Based on legal

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

opinion provided to the authors there are no known legal or title issues that would materially affect the mineral resource estimate.

1.12	Recommendations

In order to upgrade a significant portion of the mineral resource to measured or indicated category, sufficient additional infill drilling will need to be completed in order to eliminate any reliance on legacy drill data.

A more accurate and higher resolution topographic base will be required for further mine planning.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

2.0	INTRODUCTION

Geosim Services Inc (Geosim) and Joel Rotert were requested by New Gold Inc. (New Gold) to prepare a National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) Technical Report (the Report) for the wholly-owned Capoose gold-silver project (the Project) located in central British Columbia, Canada.

2.1	Terms of Reference

Geosim is independent of New Gold and has no beneficial interest in the Capoose Gold-Silver Project. Fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. This Technical Report was prepared to support an updated Mineral Resource Estimate.

All measurement units used in this report are metric, and currency is expressed in United States dollars unless stated otherwise.

2.2	Qualified Persons

Ronald G. Simpson, P Geo. (Geosim Services Inc.) and Joel Rotert, CPG (New Gold) served as Qualified Persons (QPs) as defined in NI 43-101.

2.3	Site Visits and Scope of Personal Inspection

The first author visited the site on September 20, 2012. The purpose of the visits was to review the drilling, sampling, and quality assurance/quality control procedures.  The geology and mineralisation encountered in the drill holes completed to date were also reviewed.  A detailed description of the site visit findings is included in Section 12.1.

The second author supervised the field activities in 2012 and co-supervised field activites as part of the Blackwater regional exploration campaign in 2013.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 2-1 Project Location Plan

British Columbia
Dease
Fort Nelson
N
Smithers
Prince Rupert
Vanderhoof
Prince George
Capoose Project
Quesnel
Anahim Lake
Williams Lake
Revelstoke
Kamloops
Vernon
Kelowna
Penticton
Nelson
Cranbrook
Vancouver
Trail
Victoria
0
250 km
CANADA

Capoose Location - BC

North American 1983 (mean for CONUS)
Universal Transverse Mercator - Zone 10 (N)
Scale 1:8000000

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

2.4	Effective Dates

The effective date of the Mineral Resource estimate is December 31, 2013.

2.5	Information Sources and References

Reports and documents listed in the Reliance on Other Experts (Section 3.0) and References (Section 19.0) sections of this Report were used to support the preparation of the Report.

2.6	Previous Technical Reports

Two Technical Reports have been filed by the previous operator, Silver Quest Resources Ltd:

•	Awmack, H.J., Armitage, A., Pawliuk, D. 2010: 2010 Technical Report on the Capoose Project, Report prepared for Silver Quest Resources Ltd., effective date April 15, 2010.

•	Armitage, D., Campbell, J., Pawliuk, D., 2011: Updated Resource Estimate on the Capoose Gold-Silver Project, Report prepared for Silver Quest Resources Ltd., effective date March 1, 2011.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

3.0	RELIANCE ON OTHER EXPERTS

The QP authors of this Report state that they are qualified persons for those areas as identified in the "Certificate of Qualified Person", as included in this Report.  The authors have not conducted independent land status evaluations and have relied, and believe there is a reasonable basis for this reliance, upon the following other expert reports and updated information from New Gold regarding property status, and legal title for the Project (Sections 4.2 to 4.5), which the authors believe to be accurate.

3.1	Mineral Tenure

The QP’s have not reviewed the mineral tenure, nor independently verified the legal status, ownership of the Project area or underlying property agreements.  The QPs have fully relied upon, and disclaim responsibility for, information supplied by New Gold experts and legal experts retained by New Gold for this information through the following documents:

•	Lawson Lundell LLP: New Gold Inc.: opinion letter on corporate status of New Gold, addressed to New Gold from Lawson Lundell LLP dated May 21, 2014.

•	Lawson Lundell LLP: New Gold Inc.: opinion letter addressed to New Gold from Lawson Lundell LLP dated May 22, 2014, regarding the Capoose Property Mineral Tenures (currency date: November 28, 2013).

•	Lawson Lundell LLP: New Gold Report Summarizing Certain Agreements Pertaining to the Capoose Claim Block dated May 22, 2014.

This information is used in Sections 4.3 and 4.5 of the Report.

3.2	Surface Rights

The QPs have fully relied upon, and disclaim responsibility for, information supplied by experts retained by New Gold for information relating to the status of the current Surface Rights as follows:

•	Lawson Lundell LLP: New Gold Report on Certain Surface Rights in the Vicinity of the Capoose Claim Block dated May 22, 2014.

This information is used in Section 4.4 of the Report.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

4.0	PROPERTY DESCRIPTION AND LOCATION

The Project lies in central British Columbia, approximately 110 km southwest of Vanderhoof and 468 km northeast of Vancouver.  The property is centred at 53° 17' north latitude and 125° 09' west longitude.   It abuts the Entiako Provincial Park on its northwestern edge.

4.1	Property and Title in British Columbia

The holder of a mineral claim or mining lease issued under the Mineral Tenure Act does not have exclusive possession of the surface or exclusive right to use the surface of the land.  However, the holder of such claims and leases does have the right to access the lands for the purpose of exploring for minerals and to use the surface for mining activities (exploration, development, and production).

The surface of a mineral claim or mining lease may either be privately owned or owned by the Crown.

4.2	Tenure History

Rio Tinto held claims in the area in the early 1970’s.  These were allowed to lapse and Granges began staking claims in 1975 and, by 1979, held 20 claims (214 units and 3 fractions).  The Granges claims eventually lapsed and were restaked in 2000 by the Peregrine Syndicate, which completed limited exploration work before allowing them to lapse in turn.

Silver Quest acquired the core of the current Capoose property from Bearclaw Capital Corp. in 2008 and expanded it through staking. On December 23, 2011, New Gold acquired Silver Quest to consolidate the ground holdings in the Blackwater Project area and the claim package included those covering the Capoose Project.

4.3	Mineral Tenure

The Project consists of 107 mineral claims, covering an area of 42,655 ha, as detailed in Table 4-1 and illustrated in Figure 4-1. All of the claims comprising the Project (the “Capoose Claims”) are 100% held in the name of New Gold. The currently-defined Capoose deposit spans one claim, 512838.

One hundred and one of the Capoose Claims expire in 2022.  The other six Capoose Claims expire in September or October of 2014.

All Capoose Claims, excepting claim 238045, are cell claims.  Capoose Claims 706597 and 645063 partially overlap portions of legacy claims held by a third party.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

None of the Capoose Claims are known to overlap with areas of any Crown granted mineral claims.

Three Capoose Claims partially overlap no-staking reserves, and 16 claims partially overlap the Entiako Provincial Park.

Table 4-1.                             Capoose Mineral Tenure Status.
Tenure Number	Claim Name	Issue Date	Good To Date	Area (ha)
238045	CAP	1978/sep/18	2014/sep/18	100.00
512838		2005/may/17	2022/aug/29	811.88
534364	JAG-1	2006/may/24	2022/aug/29	482.75
534365	JAG-2	2006/may/24	2022/aug/29	482.92
534366	JAG-3	2006/may/24	2022/aug/29	482.60
534367	JAG-4	2006/may/24	2022/aug/29	289.67
552493	NE CAPOOSE	2007/feb/22	2022/aug/29	483.12
552494	NE CAPOOSE 2	2007/feb/22	2022/aug/29	483.00
552495	E CAPOOSE	2007/feb/22	2022/aug/29	483.31
552497	NE CAPOOSE3	2007/feb/22	2022/aug/29	482.97
553489	PAW	2007/mar/03	2022/aug/29	19.39
555053	CAP	2007/mar/26	2014/oct/21	251.30
557495	JAG-5	2007/apr/23	2022/aug/29	482.73
557496	JAG-6	2007/apr/23	2022/aug/29	482.49
564372	CAPOOSE S	2007/aug/09	2022/aug/29	464.18
564373	CAPOOSE SW	2007/aug/09	2022/aug/29	464.18
564375	CAPOOSE SW2	2007/aug/09	2022/aug/29	483.48
564376	CAPOOSE E2	2007/aug/09	2022/aug/29	483.49
564377	CAPOOSE E3	2007/aug/09	2022/aug/29	483.24
580086	CAPOOSE NORTH	2008/apr/01	2022/aug/29	77.29
598000	BUCK	2009/jan/26	2014/oct/21	38.74
601527	FAWN	2009/mar/23	2022/aug/29	19.38
606724	FAWN	2009/jun/27	2014/oct/21	174.29
606728	MALAPUT E-W	2009/jun/27	2014/oct/21	96.90
617183	BUCK 2	2009/aug/10	2014/oct/21	96.86
625583	M-1	2009/aug/29	2022/aug/29	484.09
625603	M-2	2009/aug/29	2022/aug/29	484.19
625623	M-3	2009/aug/29	2022/aug/29	484.03
625624	M-4	2009/aug/29	2022/aug/29	464.48
625625		2009/aug/29	2022/aug/29	483.68
637643	EMMA	2009/sep/20	2022/aug/29	464.75
641983	FAWN	2009/sep/27	2022/aug/29	19.36
641984	FAWN 2	2009/sep/27	2022/aug/29	154.91
642544	FAWNIE DOME	2009/sep/28	2022/aug/29	116.08
642564	FD 2	2009/sep/28	2022/aug/29	464.40
642565	FD 3	2009/sep/28	2022/aug/29	348.36
642583	FD 4	2009/sep/28	2022/aug/29	309.62

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
Tenure Number	Claim Name	Issue Date	Good To Date	Area (ha)
642603	TOP LAKE	2009/sep/28	2022/aug/29	174.09
643103	BUCK 1	2009/sep/29	2022/aug/29	484.09
643104	BUCK 2	2009/sep/29	2022/aug/29	445.52
643106	BUCK 3	2009/sep/29	2022/aug/29	406.59
643107	BUCK 4	2009/sep/29	2022/aug/29	483.85
643108	BUCK 5	2009/sep/29	2022/aug/29	483.85
643109	BUCK 6	2009/sep/29	2022/aug/29	483.74
643110	BUCK 7	2009/sep/29	2022/aug/29	483.69
643123	BUCK 8	2009/sep/29	2022/aug/29	484.06
643323	TOP	2009/sep/29	2022/aug/29	309.45
644244	CAPOOSE M6	2009/sep/30	2022/aug/29	484.35
644283	CAPOOSE M7	2009/sep/30	2022/aug/29	484.33
644285	CAPOOSE M8	2009/sep/30	2022/aug/29	464.95
644323	CAPOOSE M9	2009/sep/30	2022/aug/29	464.74
644363	CAPOOSE M10	2009/sep/30	2022/aug/29	309.98
645063	CAPOOSE M11	2009/sep/30	2022/aug/29	465.04
645064	CAPOOSE M12	2009/sep/30	2022/aug/29	465.15
645065	CAPOOSE M13	2009/sep/30	2022/aug/29	426.40
645066	CAPOOSE M14	2009/sep/30	2022/aug/29	232.57
649243	JAG-8	2009/oct/08	2022/aug/29	483.05
704807	PAWING	2010/jan/26	2022/aug/29	213.30
704817	PAWS	2010/jan/26	2022/aug/29	213.31
704825	FAWN WEST	2010/jan/26	2022/aug/29	387.18
704826	FW 2	2010/jan/26	2022/aug/29	464.61
704827	FW 3	2010/jan/26	2022/aug/29	406.65
704828	FW 4	2010/jan/26	2022/aug/29	387.38
704829	FW 5	2010/jan/26	2022/aug/29	387.03
704830	FW 6	2010/jan/26	2022/aug/29	193.64
704854	FW 7	2010/jan/27	2022/aug/29	464.57
704855	FW 8	2010/jan/27	2022/aug/29	309.60
704863	FW 9	2010/jan/27	2022/aug/29	445.07
706011	FW 10	2010/feb/11	2022/aug/29	193.74
706593	CPN1	2010/feb/19	2022/aug/29	482.89
706594	CPN2	2010/feb/19	2022/aug/29	482.61
706595	CPN3	2010/feb/19	2022/aug/29	444.03
706596	CPN4	2010/feb/19	2022/aug/29	328.07
706597	CPW1	2010/feb/19	2022/aug/29	484.38
706598	CPW2	2010/feb/19	2022/aug/29	484.28
706599	CPW3	2010/feb/19	2022/aug/29	484.28
706600	CPW4	2010/feb/19	2022/aug/29	484.27
706602	CPW5	2010/feb/19	2022/aug/29	484.04
706603	CPW6	2010/feb/19	2022/aug/29	483.81
706605	CPW7	2010/feb/19	2022/aug/29	483.88
706606	CPW8	2010/feb/19	2022/aug/29	484.00

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Tenure Number	Claim Name	Issue Date	Good To Date	Area (ha)
706607	CPW9	2010/feb/19	2022/aug/29	484.18
706608	CPW9	2010/feb/19	2022/aug/29	484.40
706609	CPW10	2010/feb/19	2022/aug/29	484.51
706610	CPW11	2010/feb/19	2022/aug/29	484.69
706612	CPW12	2010/feb/19	2022/aug/29	484.51
706613	CPW13	2010/feb/19	2022/aug/29	484.55
706614	CPW14	2010/feb/19	2022/aug/29	484.70
706615	CPW15	2010/feb/19	2022/aug/29	484.77
706616	CPW16	2010/feb/19	2022/aug/29	484.97
706617	CPW17	2010/feb/19	2022/aug/29	485.20
706618	CPW18	2010/feb/19	2022/aug/29	485.43
706619	CPW19	2010/feb/19	2022/aug/29	485.43
706620	CPW20	2010/feb/19	2022/aug/29	485.20
706621	CPW21	2010/feb/19	2022/aug/29	484.97
706622	CPW22	2010/feb/19	2022/aug/29	484.92
706623	CPW23	2010/feb/19	2022/aug/29	485.15
706625	CPW24	2010/feb/19	2022/aug/29	485.01
706626	CPW25	2010/feb/19	2022/aug/29	485.25
706627	CPW26	2010/feb/19	2022/aug/29	485.39
706628	CPW27	2010/feb/19	2022/aug/29	485.47
706629	CPNW1	2010/feb/19	2022/aug/29	290.15
706630	CPNW2	2010/feb/19	2022/aug/29	154.65
706638	PAWS 2	2010/feb/19	2022/aug/29	407.28
843656	JOHNNY NORTH	2011/jan/20	2022/aug/29	213.19
843657	JOHNNY NW	2011/jan/20	2022/aug/29	407.04
843658	JOHNNY W	2011/jan/20	2022/aug/29	310.04
			Total	42,655.25

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 4-1.  Mineral Tenure Plan from New Gold, December, 2013.

335000 m
345000 m
355000 m
365000 m
375000 m
5910000 m
5900000 m
5890000 m
N
0
10 km
Capoose
Blackwater
238045
706630
642603
534367
617183

4.4	Surface Rights

The Capoose Claims are located on Crown land. Limited searches that have been conducted revealed only one disposition of surface rights (a commercial recreation lease) by the Crown under the Land Act within the Project area, although surface use permits, licenses and authorizations have been granted under other legislation.

4.5	Royalties and Encumbrances

There are five NSR agreements pertaining to certain of the Capoose Claims; however, none of these royalties affects the Capoose deposit.

The Capoose Claims are located on Crown land.  Capoose Claim 843658 partially overlaps a portion of Mineral Reserve Site ID 1000461, a no staking reserve; Capoose legacy claim 238045 and overlapping cell claim 555053 partially overlap Mineral Reserve Site ID 1000462, a no staking reserve; and Capoose claims 512838, 555053,

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

564375, 580086, 704829, 704863, 706593, 706595, 706596, 706603, 706605, 706606, 706607, 706629, 706630, and 843658 partially overlap portions of Entiako Park, a Class A Provincial Park.

JAG Option

In December 2011, Silver Quest exercised an option to earn a 100% interest in the JAG Option claims, 534364, 534365, 534366, 534367, 557495, 557496, 552497 and 649243, from a third-party individual.  New Gold inherited the ownership and terms of the agreement with its acquisition of Silver Quest.  The optionor retained a 2% NSR royalty, of which New Gold may purchase half for $1,000,000.  New Gold has an obligation to pay an advance royalty to the optionor of $30,000 per annum, to be credited against the NSR royalty.

Emma Option

In November 2012, New Gold was granted an option to earn a 100% interest in mineral claim 637643 (Emma Claim) from a private corporation.  New Gold has until November 2016 to exercise the option by paying the optionor a total of $1,500,000 and satisfying a $500,000 work commitment.  On exercise by New Gold, the optionor will retain a 1.2% NSR royalty, of which New Gold may purchase half (0.6% NSR) for $750,000.

Buck Option

New Gold, through Silver Quest, acquired a 100% interest in the Buck Option claims, 643103, 643104, 643106, 643107, 643108, 643109, 643110, and 643123, obtained in December 2011 from Paget Minerals Corporation.  The optionor retains a 1.5% NSR royalty.  New Gold may purchase two-thirds of the Buck NSR royalty for $2,000,000, such that a 0.5% NSR royalty would remain.

Capoose Property Option

New Gold, through Silver Quest, acquired a 100% interest in the following claims, 641983, 641984, 704825, 704826, 704827, 704828, 704829, 704830, 704854, 704855, 704863, 706011, 642544, 642564, 642565, 642583, 553489, 704807, 704817, and 706638, obtained prior to December 19, 2011 from an individual.  The optionor retained a 1.5% NSR royalty.  New Gold may purchase two-thirds of the NSR royalty for $1,300,000.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Capoose Option and Joint Venture

New Gold, through Silver Quest, acquired a 100% interest in claim no. 512838, 60% of which was obtained from Bearclaw Capital Corp. in 2009, and the remaining 40% of which was obtained from Bearclaw by November 2010.  Through an addendum to the original agreement, Silver Quest’s mineral claim nos. 552493, 552494, 552495, 564372, 564373, 564375, 564376 and 564377 became part of the subject property upon Silver Quest’s exercise of the 60% option in October 2009.  The optionor retained a 2.25% NSR royalty on the entire property.  There is a buy-down right contained in the agreement which may entitle New Gold to purchase four-ninths of the NSR royalty for $1,500,000, such that a 1.25% NSR royalty would remain

4.6	Permits

There are currently four active permits allowing for exploration of the Capoose project. These are summarized in Table 4-2. A number of ancilliary permits have also been acquired, for example to allow for the harvesting of trees to construct exploration access and to operate the camp.

Table 4-2.  Permits.

Ministry of Energy and Mines Notice of Work Number	Expiry Date	Comment
1640718-201101	December 31, 2013	Allows for exploration drilling and construction of an exploration camp
1640718-201201	October 4, 2014	Allows for exploration drilling
1640718-201201	April 14, 2016	Allows for geophysics surveys
1640718-201302	April 14, 2016	Allows for exploration drilling and expansion of an exploration camp

4.7	Environmental Liabilities

4.7.1	Existing Environmental Liabilities

Existing environmental liabilities are related to the exploration activities that New Gold has undertaken to date or to activities conducted by third parties prior to New Gold‘s acquisition of the Capoose mineral claims.  These potential liabilities are within the reclamation bond amount.

4.7.2	Exploration Reclamation Bonding

A reclamation plan for the exploration activities was prepared to accompany the Notice of Work and Reclamation application to the BC Ministry of Energy and Mines.  The main

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

reclamation objective is to return the site to a state similar to its pre-disturbance appearance and functionality.  The reclamation plan addresses drilling, geophysical surveys, access to site, and the camp and camp services, and proposes a series of measures that include removing buildings, machinery, debris, or contaminated soils; re-establishing natural landscapes; and deactivating roads and trails.  The current established security deposit for project reclamation is approximately $233,000.

4.7.3	Other Environmental Liabilities

New Gold has signed a Road Maintenance Agreement with Canadian Forest Products Ltd. for the use of the Kluskus Forest Service Road to access the Project, but it is only responsible for payment of a portion of the maintenance costs.  No existing environmental liabilities along the roads are the responsibility of New Gold.

The potential for other environmental liabilities (not related to exploration activities) is relatively low, due to the remote location of the Project and that mineral exploration in the Capoose mineral claims started in the 1970s and there is no evidence of previous mining activities.

4.8	Social License

4.8.1	First Nations Engagement

The land area involved in the Project (like much of British Columbia) is an unsettled area – meaning treaties were not signed historically between the Crown (the federal and/or provincial governments) and First Nations.  In the absence of treaties, the precise nature of the Aboriginal rights held and the precise location of Aboriginal title remains undefined. These Aboriginal groups have asserted Aboriginal rights and title over large tracts of Crown land.  Many of these asserted traditional territories overlap with neighbouring claims.

Pending settlement of claims to Aboriginal rights and title, the Crown (federal and/or provincial governments) has a legal duty to consult with and, if necessary, accommodate Aboriginal groups that arises when the Crown has knowledge, real or constructive of the potential existence of the Aboriginal right or title and contemplates conduct that might adversely affect it.

The intent of engagement with First Nations is to increase the mutual awareness and understanding of the Project and its potential effects and to explore potential future strategies to mitigate negative effects and enhance positive ones.  To that end, New Gold has engaged in a systematic process to identify, contact, and communicate with First Nations.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Engagement with First Nations will continue to be an important aspect of the Capoose Project as New Gold continues to actively explore in the area.

4.8.2	Other Stakeholder Consultation

Stakeholders include Federal, Provincial, and local government agencies, and land and resource users.  The nearest residence is more than 10 km away from the Project area.   New Gold has engaged in a systematic process to identify, contact, and dialogue with these parties.  Consultation with governments, local municipalities, forestry companies, and other land users in the area and will continue as exploration in the area continues.

4.9	Significant Risk Factors

Multi-year area-based permits are in place allowing for a discrete scope of exploration drilling to be executed over a defined area until the permits expire on April 14, 2016. For any material change to the scope or area authorized in the permits or to allow for drilling to continue after permit expiry, a permit amendment would be required. Public and First Nations consultation is required to make a material amendment to the Capoose multi-year area based exploration permit.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Capoose deposit is accessible by road from Vanderhoof as laid out below, taking about three hours travel time:

•	follow the all-season gravel Kluskus forest service road southwesterly from Highway 16 near Vanderhoof to the 142 kilometre marker;
•	turn right onto the all-season gravel Malaput forest service road and follow it southwesterly for 4.5 kilometres;
•	turn right onto the gravel Van Tine road and follow it westerly for 7.9 kilometres;
•	turn right onto a logging spur road and follow it northerly 5.4 kilometres;
•
turn right onto a road suitable for four wheel drive vehicles, which extends easterly 3.6 kilometres to the top of the ridge (Fawnie Nose) in the central part of the property and the main mineralized zone.

Exploration cat tracks extend northeasterly along the ridge from the Capoose deposit itself, but helicopter access is necessary to reach more remote areas.

5.2	Climate

The climate in the Project area is sub-continental, characterized by brief warm summers and long cold winters resulting from the influence of cold arctic air.  The climate is also influenced by moisture-laden weather systems moving east by way of the low Kitimat Ranges.  Temperatures range from a minimum of -40°C in winter to a maximum of 32°C in summer.  The mean annual precipitation for the site is estimated to be 580 mm with 50% falling as rain and 50% as snow.

5.3	Local Resources and Infrastructure

The area is very sparsely inhabited; three ranches are found within a 20 km radius of the Project site.  Some services are available in Vanderhoof, but Prince George is the regional hub with air service from major centres.

There is no grid-connected power in the direct vicinity of the Project.  The main BC Hydro 500 kV transmission lines supplying western B.C. are approximately 100 km to the north.  Several interconnection points to existing 230 kV substations and transmission lines are possible in an area between Fraser Lake and Vanderhoof.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

The Capoose deposit lies approximately 25 kilometers northwest of New Gold’s Blackwater development project. Potential logistical and development advantages exist for Capoose given it’s proximity to Blackwater and similar geologic characteristics.

5.4	Physiography

The study area falls within the Fraser Plateau biogeoclimatic region and more specifically within the Nasko Upland subregion.  Five biogeoclimatic (BGC) units represent the study area, as follows:

•	Sub-Boreal Spruce Moist Cold Babine Variant;
•	Sub-Boreal Spruce Moist Cold Kluskus Variant;
•	Engelmann Spruce – Subalpine Fir Moist Very Cold Nechako Variant;
•	Engelmann Spruce – Subalpine Fir Moist Very Cold Parkland; and
•	Boreal Altai Fescue Alpine Undifferentiated Subzone.

The Fraser Plateau biogeoclimatic region is a broad, rolling plateau of basaltic lava flows that was entirely overridden by ice sheets moving eastward in the north and northward in the south during the last glaciation.  The Fraser Plateau region contains ten subregions, with only the Nazko Upland occurring within the study area.

The Nazko Upland subregion is an undulating upland area that contains the Fawnie and Nechako ranges near the study area in the north-northeast.  Low-elevation valley bottoms are dominated by stands of lodgepole pine.  Hybrid white spruce tends to dominate on moist to wet sites below 1,500 m, while subalpine fir and Englemann spruce take over above 1,500 m.  Lodgepole pine is a major species on dry, fire-prone sites at most elevations.  The recent pine beetle epidemic has infested almost all of the lodgepole pine forests within this subregion.  The Nazko Upland subregion also contains an extensive network of lakes, rivers, and wetland complexes.  Atmospheric heating of these water bodies can result in convective activity and sporadic summer showers.

5.5	Regional Seismicity

The Project is situated more than 100 km west of the central region of the Coast Mountains in an area where the level of seismic activity has historically been low.  The maximum earthquake magnitude for the potential seismic source regions of northern B.C. and the Coast Mountains is estimated to be in the range of 7.0 to 7.3 (Adams and Halchuk, 2003).  There is also potential for smaller events in the interior of B.C.  Most recently, a magnitude 5.4 earthquake occurred near Prince George in 1986 but caused minor damage.

There has been much debate in recent years concerning the possibility of a large interplate earthquake of Magnitude 8 or 9 along the Cascadia subduction zone.  Such

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

an event would likely take place at least 400 km southwest of the Project site.  The amplitude of ground motions experienced at the site would therefore be low due to attenuation over such a large distance.

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

6.	HISTORY

The Capoose property has undergone intermittent exploration since 1970, when Rio Tinto Canadian Exploration Limited (“Riocanex”) explored the region for porphyry copper deposits. Riocanex worked mainly in the area underlain by the quartz monzonite to granodiorite Capoose Batholith which underlies a large area to the west of the present claims.

Granges Exploration Aktiebolag Canadian Division (“Granges”), on behalf of a joint venture with Bethlehem Copper Corporation (now Teck) performed reconnaissance geochemical stream silt sampling on Riocanex’s property during 1973. After Riocanex allowed their claims to lapse in 1975, Granges staked five claims to cover an area with anomalous molybdenum, copper, lead, zinc and silver concentrations in stream silt samples (Haynes, 1990).

In 1976, Granges took soil samples and performed a ground magnetometer survey across the northern part of the topographic ridge (Fawnie Nose) that hosts the Capoose deposit (Zbitnoff, 1976). The soil survey, which did not extend south as far as the Capoose deposit, revealed an “extensive silver geochemical anomaly and a smaller coincident gold anomaly” to the northeast of the Capoose deposit. The magnetic survey helped to distinguish felsic from mafic volcanic rocks.

In 1977, Granges expanded their claim package and extended soil sampling south and east with samples at 100 metres intervals along lines 100 metres apart. Results showed a strong coincident Au-Ag-Pb soil geochemical anomaly straddling Fawnie Nose where the Capoose deposit would later be delineated (Zbitnoff, 1977). The soil geochemical anomaly was shown to extend for several thousand metres to the ENE with diminishing intensity; this elongation coincides with the last known glacial movement and was attributed to glacial transport from a source at its western end (Shear, 1977).

Granges built an access road into the Capoose property in early 1978. This was followed by percussion drilling of 2,036.8 m in 35 holes (Shear, 1978; (Haynes, 1990) on the Pb-Ag-Zn showings and soil geochemistry and resulted in discovery of the Capoose deposit. A time domain, pulse electromagnetic survey was done over an area which included the Capoose deposit, showing an easterly trending conductor to the west of the Capoose deposit which was interpreted to be caused by a geological contact (White, 1978). The survey did not detect the main mineralized zone at Capoose (White, 1978; Haynes, 1990).

In 1979, Granges cored nine diamond drill holes in the main mineralized area. Drilling indicated a zone about 80 metres wide and 300 metres long grading about 45 g/t Ag; the best intercept assayed 0.23 g/t gold and 50.6 g/t silver across 129.24 m (Shear, 1979).

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Another 21 holes (3,822.46m) were drilled in the vicinity of the Capoose deposit in 1980 (Haynes, 1990). A hole (147.82m) was drilled several thousand metres to the east to test the eastern extent of the Au-Ag soil geochemical anomaly; it intersected barren volcanics, supporting the interpretation of glacial transport of the anomaly (Zbitnoff, 1980a). Metallurgical testing was performed on a batch of silver-bearing rock from five 1979 diamond drill holes at Capoose; 81 per cent recovery was obtained from first flotation (Haynes, 1990).

Granges cored a further 45 holes (6,778.93m) in 1981 to define the Capoose deposit and test some outside targets (Haynes, 1990; Lumley, 1981b). After the collapse in silver prices in 1981, the Capoose property languished with limited amounts of mapping (Zbitnoff and Williams, 1985), soil sampling (Zbitnoff, 1984b), induced polarization (Pezzot and White, 1984) and drilling (Zbitnoff, 1984a) in 1983 and1984.

Kathryn Andrew mapped the geology of the main mineralized zone in 1986 as part of her M.Sc. thesis. She identified ten map units in the area, with the most important ore host being garnetiferous rhyolite (Andrew and Godwin, 1987). Andrew also determined the age of the Capoose Batholith, to the west of the deposit area, to be similar to the age of the rhyolite at the Capoose deposit, and suggested that mineralisation and alteration may be related to the emplacement of the batholith (Andrew, 1987).

Following the discovery of the Capoose deposit, limited amounts of geochemical soil sampling were done by Capoose Mining from 1980 to 1984 on claims tied on north and south of Granges’ claim block, without notable success (Fox, 1983a, b; Mark, 1981, 1982; Wilson, 1984). Similarly, Placer Dome staked ground to the east and south of Granges’ claim block in 1989 to cover Ag anomalies in silt samples and carried out mapping and reconnaissance geochemical sampling in 1989 (Goodall, 1990b) and 1990 (Goodall, 1991). They reported significant Ag-Au-Zn soil geochemical anomalies with a peak value of 133 ppm Ag from their eastern claims. However, no follow-up work was filed for assessment and the Placer Dome claims were allowed to lapse.

The Granges claims eventually lapsed and were restaked in 2000 by the Peregrine Syndicate, which did minor rock sampling that year (Carpenter, 2001) before allowing them to lapse in turn.

Silver Quest acquired the core of the current Capoose property from Bearclaw Capital Corp. in 2008 and expanded it through staking. Silver Quest acquired historical data from Teck Resources, one of the successor companies to the Granges/Bethlehem joint venture, and took 2180 soil samples at 50 metre intervals on lines 100 metres apart over the historic soil geochemical anomaly. Results from the soil geochemical survey confirmed and better defined the reported anomaly and showed it to extend northeasterly for five kilometres (Pawliuk, 2009).

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Silver Quest also surveyed ten east-west lines of pole-dipole IP, spaced 200 metres apart, over the Capoose deposit in 2008 and produced 2-D inversions of them. Several well-defined chargeability highs, accompanied by resistivity lows, were identified. The strongest of these corresponds to Andrew and Godwin’s (1987) argillite/ash tuff unit and no mapping has been carried out over the others. The Capoose deposit itself is not marked by an obvious chargeability/resistivity pattern (Artamanov and Candy, 2008).

Silver Quest drilled 11 holes in the fall of 2008 on the Capoose deposit, filling in gaps in the previous drilling and searching for extensions. This drilling included the best hole drilled to date at Capoose, hole D08-91, with a 240.0 metre intersection grading 0.76 g/tonne Au and 45.4 g/tonne Ag (Silver_Quest, 2009a). During 2009, Silver Quest took 193 soil samples to better define the 2008 soil anomaly (Silver_Quest, 2009b) and drilled a further 13 infill and expansion holes on the Capoose deposit (Silver_Quest, 2010).

Table 6-1.                             Capoose Exporation History
Operator (Year)	Geochemistry	Geophysics	Drilling	Assessment Report (Reference)
	Riocanex (1970)			AR #2780 (Hewton and Marsh, 1970); AR #2782 (Mehrtens and Marsh, 1970)
soils
	Granges (1973)			(Haynes, 1990)
silts
	Granges (1976)	magnetics		AR #6007 (Zbitnoff, 1976)
soils
	Granges (1977)			AR #6458 (Zbitnoff, 1977); AR #6570 (Shear, 1977)
soils
	Granges (1978)	pulse-EM	35 PDH (2,036.8m)	AR #6868 (Shear, 1978); AR #6988 (White, 1978); (Haynes, 1990)

	Granges (1979)		9 DDH (1,434.4m)	AR #7504 (Shear, 1979); (Haynes, 1990)
soils
	Granges (1980)		22 DDH (3,970.3m)	AR #8515 (Zbitnoff, 1980b); AR #8550 (Zbitnoff, 1980d); AR #8557 (Zbitnoff, 1980c); AR #8731 (Zbitnoff, 1980a); (Haynes, 1990)
soils
	Capoose Mining (1980)			AR #9914 (Mark, 1981)
soils
	Granges (1981)	airborne EM, ground HLEM	45 DDH (6,778.9 m)	AR #9735 (Lumley, 1981b); (Haynes, 1990)
soils
	Capoose Mining (1981)			AR #9979 (Mark, 1982)
soils
	Granges (1983)			AR #11607 (Zbitnoff, 1983); (Haynes, 1990)
soils
	Capoose Mining (1983)			AR #12307 (Fox, 1983b); AR #12308 (Fox, 1983a)
soils
	Granges (1984)	IP	9 DDH (654.79m)	AR #12787 (Zbitnoff, 1984a); AR #12840 (Pezzot and White, 1984; Zbitnoff, 1984b); AR #13805 (Zbitnoff and Williams, 1985) (Haynes, 1990)
Soils

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Operator (Year)	Geochemistry	Geophysics	Drilling	Assessment Report (Reference)
Capoose Mining (1984)			AR #12816 (Wilson, 1984)
soils
Placer Dome (1989)			AR #19669 (Goodall, 1990b)
soils, silts, rocks
Placer Done (1990)			AR #20565(Goodall, 1990a); AR #21247 (Goodall, 1991)
soils, rocks
Peregrine (2000)			AR #26573 (Carpenter, 2001)
rocks
Silver Quest (2008)	IP	11 DDH (1,595.6m)	AR #N/A (Pawliuk, 2009); (Artamanov and Candy, 2008); (Silver_Quest, 2009a)
soils
Silver Quest (2009)		13 DDH (1,746.0m)	(Silver_Quest, 2009b); (Silver_Quest, 2010)
soils
Silver Quest (2010)		37 DDH (10,347.21m)	Armitage et al, 2011

Silver Quest (2011)		18 DDH (4,762m)

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

7.0	GEOLOGICAL SETTING AND MINERALISATION

7.1	Regional Geology

The Capoose project is located on the Nechako Plateau near the geographic centre of British Columbia. The plateau is part of the Intermontane Belt superterrane situated between the Coast Belt to the west and the Omineca Belt to the east (Figure 7-1). Topographic relief for the plateau is moderate with elevations ranging from 1,000 to 1,800 metres above sea level. The Intermontane Belt comprises an assemblage of three accreted tectonostratigraphic terranes: Stikine, Cache Creek and Quesnel (Nelson et al., 2013; Riddell, 2011). The project area is underlain by rocks of the Stikine terrane, comprising an assemblage of magmatic arc and related sedimentary rocks that span Jurassic to early Tertiary time. These rocks have been exposed within an easterly trending structural high termed the Nechako uplift.

Figure 7-1.	Capoose project location and tectono-stratigraphic setting. Map constructed by New Gold, 2013. Geology and terrane layers from BCGS digital download.

7.2	Property Geology

The first regional scale geologic mapping over the Capoose property was completed by Tipper at 1:250k from 1949-1953 and published in 1963. Diakow and Webster mapped the area at 1:50k in 1994 and Diakow and Levson published a 1:100k map in 1997.  Kathryn Andrew mapped the geology of the main mineralized deposit area as part of her M.Sc. thesis in 1986.  A general interpretation of deposit geology supported by related U-Pb age dating was presented by Friedman et al. in 2001. Regional (1:10k) and deposit scale (1:2k) geologic mapping was conducted in 2012 and 2013 by New Gold project geologists and is presented in section 9.1.  New Gold mapping in many cases confirmed

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CAPOOSE GOLD-SILVER PROJECT
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previous work but added detail and updated the interpretation through new observations at the surface and in drill core.

The Capoose deposit lies 1 kilometre east of the Capoose Pluton quartz monzonite and is associated with Late Cretaceous aged felsic sills and dikes which intrude early to late Jurassic Hazelton and Bowser Lake Group host rocks. Late Cretaceous Kasalka Group volcancics are inferred to be related to felsic intrusions of similar age. The deposit is interpreted to be wholly contained within the Bowser Lake Group Nechako volcanic rock package, bounded to the north by Hazelton Group rocks along an inferred NE-SW fault and bounded to the southwest by a non-mineralized younger volcanic unit of inferred Kasalka age.

Hazelton Group rocks lie stratigraphically below the Bowser Lake Group and are dominantly intermediate to mafic volcanic flows with lesser felsic pyroclastic rocks, feldspathic sandstone, tuffaceous mudstone and siltstone found regionally.  Boswer Lake Group rocks are comprised of lower sedimentary units (Ashman Formation) dominated by black mudstone and succeeded by a dominantly volcanic sequence (Nechako Volcanics) of basal coarse clastic sediments, mafic intrusives and flows as well as intermediate to felsic tuffs, ignimbrites and pyroclastics. Younger Kasalka Group volcanics are represented by intermediate to mafic flows, tuffs and pyroclastic rocks.

The rock package in the deposit area was mapped by Andrew and Godwin (1987) as a sequence of flow-banded, spherulitic, garnetiferous quartz rhyolite and rhyolite flows from 10 to 400 metres thick, with interbedded recessive-weathering, fossiliferous lithic wackes.  Subsequent re-interpretation by Andrew (1988) and mapping by Green and Diakow (1993) and Diakow et al. (1993) showed some of the flows to be sills.  At least two post-mineral intrusives were mapped by Andrew including a quartz garnet porphyritic dike and a felsite dike.  Recent mapping and drilling has confirmed most of the units described by Andrew and Diakow though bedding orientations of the host rock package are now known to steepen from a shallow-moderate SW-dip in the northeast to a moderate-steep SW-dip in the south and southwest deposit area.

Deposit area mapping and drilling in 2012 and 2013 also added detail to previous interpretations by defining lithologies, contacts and geometries between host sequence and intrusive lithologies in the south and west parts of the orebody. Several WSW striking and a pair of NE striking structures on the west side of the deposit were also identified by recent mapping and drilling.  Alteration and mineralisation were mapped and logged based on mineralogy, style of occurrence, intensity and volume percent estimates. Rocks with primary lithologies obscured by alteration were coded as “siliceous volcanic” with an “undifferentiated”, “clastic” or “laminated” modifier related to observable textures.

Figure 7-2 is the most recent geological map of the Capoose deposit area.  The deposit host rocks dip moderately to steeply southwest. Interbedded and sulfidized mudstones,

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CAPOOSE GOLD-SILVER PROJECT
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siltstone to sandstone and lesser felsic ash tuffs represent the bottom of the deposit host sequence and are exposed in the northeastern corner of the mapped zone. Sulfidized mudstones are easily distinguished by IP surveys as a chargeabilty high and are approximately 100 metres minimum thickness. Mafic to polymictic clastic volcanic rocks and lesser intermediate to mafic flows and tuffs of an estimated 400 metres minimum thickness define the next youngest sequence. Overlying this package are coherent andestite and lesser basalt flows and tuffs of between 50 and 125 metres thickness and only clearly observed at the SW and NW edge of the deposit.  These units may be masked by alteration elsewhere in the deposit. Heterolithic clastic volcanics including andesite breccia and lapilli tuff as well as volcaniclastics comprise the youngest rocks of the Bowser host sequence in the deposit area. A quartz-feldspar lithic volcanic unit identified in the SW portion of the map is not hydrothermally altered or mineralized, sits stratigraphically higher than the mineralized sequence and is thus inferred to be post-mineral in age.

Intrusive rocks in the Capoose deposit are felsic. Oldest Late Cretaceous sills and dikes are the inferred source of mineralization, south to southeast-striking, moderately to steeply dipping and often sub-parallel to bedding. U-Pb age dates of these rocks by Friedman et al. (2001) indicate they were emplaced at nearly the same time as the eastern portion of the Capoose Pluton, between 73 and 69 Ma.  Given the intense alteration it was not possible to distinguish mineralized dikes from host rocks at surface in the deposit area. At least two non-mineralized felsic intrusives, an aphanitic felsite dike (RRD) averaging 10 to 20 metres thickness and a garnet bearing quartz-eye garnet porphyry (QGP) dike/sill cut the deposit with north-striking, 30-35° dipping and NW-SE striking with unknown dip orientations, respectively.

Faults oriented WSW in the deposit area are interpreted as normal down-to-the-north with minor sinistral strike-slip offset and agree with at least two faults mapped by Andrew (figure 7-2).  A field and model review conducted by SRK consulting structural geologists B. Hrabi and S. Craggs in 2013 concluded that most recent movement on these structures had offset the post-mineral dike but noted that some may be re-activated pre- to syn-mineral faults (Hrabi and Craggs, 2013). Northeast striking structures on the west side of the deposit have apparent down to the southeast movement and interpreted dip of approximately 70°. The specific relationship between structures at Capoose and deposit formation remains unclear.

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 7-2.                             Detailed Property Geology compiled by New Gold, October, 2013.

Capoose Deposit Surface Geology
And Mineral Resource Outline
N
355,400 mE
355,600 mE
355,800 mE
356,000 mE
356,200 mE
5,906,400 mN
5,906,200 mN
5,906,000 mN
5,905,800 mN
5,905,600 mN
5,905,400 mN
Diamond Drill Collar
New Gold
2012-2013
Silver Quest
2008-2011
Granges
1979-1984
outcrop
subcrop
float
Fault
Certain
Inferred
Thrust
(Inferred)
2013 0.4g/t
AuEq Resource
Limit
10m contour interval
Lithology
Lithological
Interpretation
Structure
DRAFTED BY NEW GOLD INC. OCT.2013

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CAPOOSE GOLD-SILVER PROJECT
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7.3	Mineralisation

The Capoose Ag-Au (Zn-Pb-Cu) deposit is centred on the broadest portions of intense quartz-sericite alteration associated with mineralisation.  Best grades are generally found at the edges of the deposit while poorer grades are largely in the centre.  Drilling in 2012 and 2013 identified significant grades at greater than 500 metres from surface with some zones still open at depth.  The deposit is interpreted to be bounded on the east and south by Bowser Lake group stratigraphy and to the SW by non-mineralized quartz-feldspar lithic volcanic unic of inferred Kasalka age.  Boundaries are not as well defined to the west and northwest where they trace under cover.  Common macroscopic ore minerals include pyrite, pyrrhotite, sphalerite, galena, chalcopyrite, arsenopyrite, marcasite and bismuthinite.  The principal style of mineralisation is disseminated with sulphides in association with garnets from sub-millimetre to several cms (averaging 1-5 mm) in diameter.  Discrete hairline to cm-wide veinlets and veins containing quartz +/- garnet +/- sulphides are also common and locally high grade.

In early 2012 a petrographic study on 21 samples was completed by Jim Oliver of Vancouver Petrographics with obervations and interpretations generally agreeing with those described by Awmack (2010).  Oliver identified two sulphide phases at Capoose that are related with deposition of gold and silver. The early phase is defined by euhedral pyrite with only sporadic inclusions of gold/electrum and native bismuth.  Euhedral pyrite appears synchronous with pyrrhotite.  Galena-sphalerite-chalcopyrite are also part of the early phase assemblage and display stable contact relationships.  The late sulphide phase is characterized by inclusion-rich zoned pyrite which contains micron-scale silicate, sulphide and oxide minerals and occasionally overprint early euhedral pyrite.  Oliver noted tetrahedrite-tennantite formed externally to sphalerite-chalcopyrite and arsenopyrite + antimony lathes as isolated aggregates within interstitial spaces. Oliver also suggests that high silver grades may be a result of silver in solid solution with bismuth and antimony bearing minerals. Recent limited metallurgical studies detailed in section 13 confirm matildite (AgBiS2), ourayite (Pb4Ag3Bi5S13) and friebergite ((Ag,Cu,Fe)12(Sb,As)4S13) but indicate that silver is carried primarily in hessite (Ag2Te)/cervelite and acanthite/argentite (Ag2S).

Concentrations of gold and silver at Capoose are not always spatially coincident.  This is evident on the west side of the deposit where the most high grade gold exists and on the central east side where a significant zone of silver is located.  Sections of Au and Ag grade distribution are presented in section 14. In the SW corner, a NW-SE trending and vertical to steeply NE (?) dipping gold zone appears to be haloed to the north by elevated silver.  Bismuth overlaps and halos the gold zone on the central east side of the deposit; rare spotty gold grades are encapsulated by a broad N-S trending and steeply dipping zone of high silver grades.  In the vicinity of D-08-91, however, both gold and silver grades are elevated over the same intervals.

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Emplacement of mineralized intrusive rocks in the deposit area is likely structurally controlled but the specific timing and geometries of events are unclear. Mineralization-related dikes and sills trend sub-parallel to bedding with alteration and possible flow-domes developing where SW, SE(?) and S(?) striking structures intersect one another and/or clastic-competent lithologic contacts. Gold in the SW corner of the deposit appears to concentrate at the intersection of inferred SE and SW structures where a SE striking, steeply dipping felsic sill has intruded the host volcanic package.  This gold zone plunges steeply to the southeast.  Silver on the central east side of the deposit appears proximal to the lower contact of the south-striking and steeply dipping felsic intrusive.

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8.0	DEPOSIT TYPES

Mineralisation at Capoose is hosted within felsic to intermediate composition volcanics that have undergone extensive silicification in association with pervasive disseminated and lesser stockwork veined sulphide mineralisation. The geologic setting, style of gold-silver mineralisation and associated alteration assemblage for the Capoose deposit share some characteristics of both low and intermediate sulfidation epithermal deposit types according to the classification system of Sillitoe and Hedenquist (2003), summarized in Table 8-1 and illustrated in Figure 8-1. Gold-silver mineralisation is associated with a variable assemblage of pyrite-sphalerite-marcasite-pyrrhotite ± chalcopyrite ± galena ± arsenopyrite (± stibnite ± tetrahedrite ± bismuthite).  Sulphide and gangue mineralogy is reasonably characteristic of an intermediate sulfidation regime as defined by Sillitoe and Hedenquist (2003).

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Table 8-1.   Epithermal gold deposit types as defined by Sillitoe and Hedenquist (2003).

High sulfidation		Intermediate sulfidation	Low sulfidation	
	Oxidized magma	(Reduced magma)[1]		Subalkaline magma	Alkaline magma
Type example	El Indio, Chile (vein); Yanacocha, Peru (disseminated)	Potosí, Bolivia	Baguio, Philippines (Au-rich); Fresnillo, Mexico (Ag-rich)	Midas, Nevada	Emperor, Fiji
Genetically related volcanic rocks	Mainly andesite to rhyodacite	Rhyodacite	Principally andesite to rhyodacite but locally rhyolite	Basalt to rhyolite	Alkali basalt to trachyte
Key proximal alteration minerals	Quartz-alunite/APS; quartz-pyrophyllite/dickite at depth	Quartz-alunite/APS; quartz-dickite at depth	Sericite; adularia generally uncommon	Illite/smectite-adularia	Roscoelite-illite-adularia
Silica gangue	Massive fine-grained silicification and vuggy residual quartz		Vein-filling crustiform and comb quartz	Vein-filling crustiform and colloform chalcedony and quartz; carbonate-replacement texture	Vein-filling crustiform and colloform chalcedony and quartz; quartz deficiency common in early stages
Carbonate gangue	Absent		Common, typically including manganiferous varieties	Present but typically minor and late	Abundant but not manganiferous
Other gangue	Barite common, typically late		Barite and manganiferous silicates present locally	Barite uncommon; fluorite present locally	Barite, celestite, and/or fluorite common locally
Sulfide abundance	10–90 vol %		5–>20 vol %	Typically <1–2 vol % (but up to 20 vol % where hosted by basalt)	2–10 vol %
Key sulfide species	Enargite, luzonite, famatinite, covellite	Acanthite, stibnite	Sphalerite, galena, tetrahedrite-tennantite, chalcopyrite	Minor to very minor arsenopyrite ± pyrrhotite; minor sphalerite, galena, tetrahedrite-tennantite, chalcopyrite	
Main metals	Au-Ag, Cu, As-Sb	Ag, Sb, Sn	Ag-Au, Zn, Pb, Cu	Au ± Ag	
Minor metals	Zn, Pb, Bi, W, Mo, Sn, Hg	Bi, W	Mo, As, Sb	Zn, Pb, Cu, Mo, As, Sb, Hg	
Te and Se species (Not Determined)	Tellurides common; selenides present locally	None known but few data	Tellurides common locally; selenides uncommon	Selenides common; tellurides present locally	Tellurides abundant; selenides uncommon

APS = aluminum-phosphate-sulfate minerals

Characteristic of Capoose

Figure 8-1 depicts a schematic representation of the deposit setting and is described by Sillitoe and Hedenquist as follows:

“A calc-alkaline volcanic arc with neutral to mildly extensional stress state showing relationships between high- and intermediate-sulfidation epithermal and porphyry deposits (note that the complete spectrum need not be present everywhere).  Early magmatic volatiles are absorbed into ground water within the volcanic edifice (shown here as a stratovolcano, but it may also be a dome setting) to produce acidic fluid for lithocap generation, over and/or supra-adjacent to the causative intrusion.  Later, less acidic intermediate-sulfidation fluid gives rise to intermediate-sulfidation mineralisation, both adjacent to and distal from the advanced argillic lithocap.  Where the intermediate-sulfidation fluid flows through the leached lithocap environment, it evolves to a high-sulfidation fluid to produce high-sulfidation veins or disseminated mineralisation, depending on the nature of the structural and lithologic permeability.

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

The high-sulfidation fluid may evolve back to intermediate-sulfidation stability during late stages, supported by paragenetic relationships and lateral transitions of high- to intermediate-sulfidation mineralogy.”

Figure 8-1.	Schematic section of calc-alkaline volcanic arc setting and associated epithermal and related mineralisation.

Page 8-3

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
9.0	EXPLORATION

9.1	Geological Mapping

Previous regional scale mapping over the property was completed by Tipper at 1:250k (1963), Diakow et al. at 1:50k (1993) and Diakow and Levson at 1:100k (1997).  Figure 9-1 shows modified geology from the BCGS which incorporates the work of Diakow and Levson (1997).  Kathryn Andrew mapped the geology of the main mineralized deposit area as part of her M.Sc. thesis in 1986.  A general interpretation of deposit geology was presented by Friedman et al. (2001) as part of a paper presenting new U-Pb age dates from Cretaceous magmatism in the Fawnie Range.

Deposit (1:2k, Figure 9-2) and regional (1:10k, Figure 9-1) scale mapping was conducted in 2012 and 2013 by New Gold project geologists.  In association with drilling, new mapping added detail to previous interpretations by defining lithologies, contacts, alteration and geometries between host sequence and intrusive lithologies, particularly in the south and west parts of the orebody.  Figure 9-2 is an updated geologic map for the Capoose region which shows mapped units lumped into stratigraphic formations characterized by previous workers (Tipper, 1963, Diakow et al, 1993 and Diakow and Levson, 1997).  Descriptions of the formations can be found in section 7.2.

Figure 9-3 is a surface plan of lithologic and structural domians applied to the resource estimation.  The geologic domains represent mapped units from Figure 7-2 which are grouped based on lithologic and alteration characteristics. Structures from Figure 9-2  which are included in the model are also shown.

Page 9-1

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 9-1.	Regional geologic map (BCGS) showing all diamond drilling and soil sample locations from Granges and Silver Quest (1979-2011).

Capoose Area BCGS Geology, Surface Geochemistry, Historic Drilling 1976-2011
354,000 mE
355,000 mE
356,000 mE
357,000 mE
358,000 mE
5,908,000 mN
5,907,000 mN
5,906,000 mN
5,905,000 mN
5,904,000 mN
5,903,000 mN
Capoose Mineral Resource Outline 2010
Soil Sample
Silver Quest 2008-2011
Granges 1976-1984
Capoose Soil Anomaly
Au up to 1165ppb
Ag up to 36.5ppm
Cu up to 244ppm
Pb up to 1442ppm
Zn up to 3298ppm
Diamond Drill Collar
Silver Quest 2008-2011
Granges 1979-1984
Silver Quest 2010 Capoose Deposit Outline
Geology
modified after Digital Geology Map of BC, 2005, Massey et al.
uK Kasalka
muJ Bowser Formation
lmJ Hazelton Naglico
lK Capoose Pluton
Trail
Road
NGD Claim Boundary
20m contour interval
DRAFTED BY NEW GOLD INC, DEC. 2013
N

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 9-2.	Regional geologic and alteration map by New Gold showing all diamond drilling and 0.4 g/t AuEq resource limit from 2013 resource estimate.

Capoose Area New Gold Geology, Alteration, and Exploration Drilling 2011-2013
354,000 mE
355,000 mE
356,000 mE
357,000 mE
358,000 mE
5,908,000 mN
5,907,000 mN
5,906,000 mN
5,905,000 mN
5,904,000 mN
5,903,000 mN
N
Capoose Mineral Resource 2013
Diamond Drill Collar
New Gold 2012-2013
Silver Quest 2008-2011
Granges 1979-1984
Alteration
Silica Sericite
Qtz-Sericite-Pyrite
Biotite Hornfels
2013 0.4 g/t AuEq Resource Limit
Trail
Road
New Gold Claim Boundary
20m contour interval
Geology
uK
Kasalka Volcanics
muJ
Nechako Volcanics
muJ
Ashman Sediments
lmJ
Naglico Volcanics
Intrusives
eT
RRD
lK
Capoose Pluton
lK
Kasalka Intrusives
Fault
Certain
Inferred
Thrust
Drafted by New Gold Inc, Dec. 2013

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 9-3.	Geologic domain surface plan constructed by New Gold, 2013.

355,400 mE
355,500 mE
355,600 mE
355,700 mE
355,800 mE
355,900 mE
356,000 mE
356,100 mE
5,906,400 mN
5,906,300 mN
5,906,200 mN
5,906,100 mN
5,906,000 mN
5,905,900 mN
5,905,800 mN
5,905,700 mN
5,905,600 mN
5,905,500 mN
5,905,400 mN
N
U
D
Capoose Geologic Domain Model
AND
Andesite
CV Clastic Volcanic
lesser Sediment, minor Qtz-eye Porphyry in the NE
QFLV
Qtz-Feld +/- Lithic Volcanic
RRD
Regional Rhyolite Dyke
USV
Undifferentiated Silicified Volcanic
Outcrop
Drill Hole Collar
Fault
Certain
Inferred
10m contour interval
DRAFTED BY NEW GOLD INC., DEC.2013

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
9.2	Geochemical Sampling

As discussed in Section 6, anomalous stream geochemistry collected in the early to mid 1970’s drove initial drilling in the Capoose region.  Subsequent soil sampling in the mid to late 1970’s by Granges showed the Capoose deposit area and areas up to several kilometres immediately NE to be anomalous in Au, Ag and Pb. In 2008 Silver Quest completed a soil sampling program on a 100 metre x 50 metre grid over the historic anomaly and confirmed the elevated gold along with anomalous Zn, Cu and other elements. The Au-Ag-Pb-Cu-Zn soil anomaly defined by both surveys is highlighted in Figure 9-1. Details of previous geochemical surveys are described in the 2010 and 2011 technical reports prepared for Silver Quest (Awmack et al, 2010 and Armitage et al, 2011).

No new surveys were conducted over the deposit area in 2012 or 2013.  However, two 400 x 100 metre soil grids were completed south and east of the deposit in 2012 as part of a broad regional scale program.  Follow-up soil sampling was completed on a 200 x 50 metre grid in 2013 though no significant anomalies were detected. All sampling and data review was completed in a manner consistent with industry best practices including the use of duplicates, appropriate field and technical training for all staff involved with the program.

9.3	Geophysics

Previous geophysical surveys are described in Technical Reports by Awmack et al (2010) and Armitage et al (2011).  No new surveys were conducted over the deposit in 2012 or 2013.  A double-density pole-dipole IP survey on 400 metre line spacing and 50 m current station spacing was completed over the southern portion of the deposit in 2013 as part of a broad regional exploration program, however.  The line nearest to the deposit was 5,905,200N and surveyed from 354,530E to 359,830E.

9.4	Petrology, Mineralogy, and Research Studies

A 21-sample petrographic study was carried out in late 2012 by James Oliver of Vancouver Petrographics.  The suite comprised samples collected from 2012 diamond drilling which represent various mineralisation and alteration styles encountered during the 2012 drilling program. All samples were collected, photographed and catalogued by New Gold geology staff prior to submission for verification of results when returned. Clearly marked ribbon was left in core boxes where individual samples were taken. A summary of the results is given in section 7.3.

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

9.5	Metallurgical Studies

Metallurgical test work on Capoose mineralization prior to the 2010 drill program is described in the 2010 Technical Report on the Capoose Project by Awmack et al. and summarized by Armitage in his 2011 technical report. A summary of this work is presented in section 13 of this report.

Thirteeen composite samples totalling 345 kilograms taken from 2009 through 2012 drilling were submitted to ALS Laboratories of Kamloops, B.C. in late July 2013 for preliminary communition testing. Additional samples from 2013 drilling were collected and shipped to ALS in early November. A detailed summary of results can be found in section 13 of this report.

All samples were collected, composited and catalogued prior to shipment in sealed 55 gallon drums. Hard copies of sample descriptions and lists were shipped with each barrel as well as forwarded to the lab in digital format to assure sample quality and control. Clearly marked ribbon was left in core boxes where individual samples were taken.

9.6	Exploration Potential

The Capoose deposit remains open to the northwest and at depth.  Areas to the north, northwest and south of the deposit along the Fawnie Range are considered to have the best exploration potential to host additional deposits of a similar style based on recent mapping, surface geochemistry, IP geophysics and drilling.  The broader Capoose region is believed to be prospective for Jurassic to Eocene aged porphyry, skarn and epithermal deposits based on nearby discoveries such as Wolf, 3 Ts and Chu in addition to the numerous showings and prospects on New Gold tenures including Paw, Fawn, Buck and Malaput.

Page 9-6

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

10.0	DRILLING

10.1	Legacy Drilling

Legacy drilling is described in Section 6 and in previous Technical Reports prepared for Silver Quest (Awmack et al, 2010 and Armitage, 2011).  Data from previous core drilling was used in the resource estimate but the 1979-1981 Granges holes were not used to support a measured or indicated resource classification.  Drill collar locations are shown in Figure 10-1.

10.2	Drill Methods

Granges drilling was carried out by D.W Coates Enterprises using BQ core rigs moved by helicopter.

Silver Quest drilling was performed under contract by Driftwood Diamond Drilling Ltd. Of Smithers, British Columbia. Longyear 38 and Zinex A5 diamond drills were used to recover NQ-sized core.

During 2012 and 2013 Hy-Tech, Ltd. was contracted to complete all wireline HQ diamond drilling.  Two skid-mounted and container enclosed drill rigs were used during both 2012 and 2013 at Capoose.

10.3	Geological Logging

Granges logs were handwritten on customized log sheets.

Geological logging by Silver Quest was completed digitally using customized data entry forms. Core was photographed before sampling. Core recovery and rock quality designations (RQD) were measured prior to logging.

Geological logging during 2012 and 2013 was completed digitally using a custom built form in CoreView software. Observational and interpretive lithology, structure, mineralisation and alteration data were logged as core was delivered.  Logging data files were exported once the hole was complete and then validated and uploaded to the DataShed™ backend database managed in the Vancouver office.

Select drill holes completed prior to 2012 re-logged using the system described above.

10.4	Recovery

Core recovery information for drilling prior to 2009 is either not available or not applicable to the resource estimate. Core recovery for the 2009, 2010, and 2011 drilling programs

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

averaged 91%, and the median core recovery was 97%.  Poor core recovery often occurs in zones of faulting and fracturing.  The average RQD value for this period was 44%.

Core recovery for 2012 and 2013 averaged over 96% and the RQD averaged 60%.

10.5	Collar Surveys

10.5.1	Silver Quest

Drill hole collar locations drilled by both Granges and Silver Quest were determined by a differential GPS survey performed by W.D. McIntosh Surveying Ltd. of Vanderhoof, British Columbia. Drill hole collar locations are marked in the field by wooden stakes inserted into the tops of the holes; the hole identifier is marked on aluminum tags attached to the stakes. Granges holes 18, 22, 35, 40 and 58 were not located on the ground so collar coordinates were assigned using georeferenced Granges era maps with collars plotted and labelled.

10.5.2	New Gold

Planned drill hole collar locations were measured in the field using hand-held global positioning system (GPS) instruments.  Locations and elevations were subsequently confirmed by surveyors from All North Associates using Trimble differential GPS.

Drill collar locations for holes drilled since the previous resource estimate (Armitage, 2011) are listed in Table 10-1 and highlighted in Figure 10-1.

Table 10-1.                             2011-2013 Drill Hole Collar Locations.

Hole Id	Easting (m)	Northing (m)	Elev (m)	Length (m)	Year	Azim	Dip
D-11-150	355737.57	5905499.70	1807.99	270.00	2011	90.00	-55.00
D-11-150B	355755.00	5905500.00	1820.56	68.00	2011	90.00	-55.00
D-11-151	355750.00	5905600.00	1836.84	360.00	2011	90.00	-71.00
D-11-152	355713.85	5905751.30	1847.63	309.00	2011	0.00	-90.00
D-11-153	356035.00	5905790.00	1836.83	66.00	2011	270.00	-55.00
D-11-154	355634.48	5905843.83	1846.90	330.00	2011	270.00	-81.00
D-11-155	355737.27	5905950.67	1855.88	285.00	2011	270.00	-62.00
D-11-156	355829.46	5906003.25	1856.01	312.00	2011	90.00	-71.00
D-11-157	355871.68	5906047.49	1870.95	330.00	2011	90.00	-73.00
D-11-158	355919.93	5906004.88	1870.63	243.00	2011	90.00	-59.00
D-11-159	355912.74	5906095.58	1885.49	303.00	2011	90.00	-74.00
D-11-160	355735.17	5905794.88	1859.62	390.00	2011	90.00	-77.00

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
Hole Id	Easting (m)	Northing (m)	Elev (m)	Length (m)	Year	Azim	Dip
D-11-161	356035.59	5906361.94	1867.56	225.00	2011	270.00	-70.00
D-11-162	356093.82	5906573.11	1863.59	270.00	2011	90.00	-61.00
D-11-163	356014.55	5906607.85	1850.71	250.00	2011	0.00	-90.00
D-11-164	355830.21	5906601.35	1812.73	150.00	2011	0.00	-90.00
D-11-165	355973.01	5906202.79	1894.11	351.00	2011	90.00	-70.00
D-11-166	356068.19	5905996.87	1871.50	250.00	2011	90.00	-50.00
D-12-167	355345.94	5905852.32	1748.62	447.00	2012	90.00	-65.00
D-12-168	355324.73	5905931.08	1745.16	552.00	2012	90.00	-60.00
D-12-169	355669.08	5905649.70	1819.55	489.00	2012	90.00	-60.00
D-12-170	355671.28	5905703.31	1831.39	611.80	2012	90.00	-80.00
D-12-171	355491.50	5906152.14	1765.90	466.20	2012	90.00	-65.00
D-12-172	355734.60	5906180.43	1830.00	447.00	2012	90.00	-70.00
D-12-173	355626.12	5906198.61	1792.65	624.00	2012	90.00	-70.00
D-12-174	355605.69	5905631.32	1800.63	497.40	2012	90.00	-70.00
D-12-175	355627.50	5906196.72	1792.80	294.00	2012	270.00	-70.00
D-12-176	355443.54	5905871.84	1784.92	539.00	2012	90.00	-65.00
D-12-177	355570.96	5906100.05	1798.49	535.00	2012	90.00	-65.00
D-12-178	355508.35	5905802.02	1799.77	569.00	2012	90.00	-70.00
D-12-179	355428.07	5905928.35	1779.64	488.50	2012	90.00	-65.00
D-12-180	355519.32	5905751.09	1796.69	581.00	2012	90.00	-65.00
D-12-181	355399.16	5905752.94	1755.96	468.00	2012	90.00	-65.00
D-12-182	355527.09	5905695.25	1785.83	561.00	2012	90.00	-65.00
D-12-183	355548.35	5905476.13	1761.02	414.00	2012	90.00	-65.00
D-12-184	355527.42	5905694.88	1785.77	327.00	2012	90.00	-65.00
D-12-185	355892.89	5905523.80	1841.22	505.00	2012	90.00	-65.00
D-12-186	355672.27	5905703.07	1831.41	551.30	2012	90.00	-70.00
D-12-187	356071.20	5905527.77	1849.62	420.00	2012	90.00	-65.00
D-12-188	355520.39	5905636.94	1771.32	507.00	2012	90.00	-65.00
D-13-189	355751.22	5906250.45	1821.33	417.00	2013	90.00	-70.00
D-13-190	355448.34	5905651.08	1749.73	537.60	2013	55.00	-60.00
D-13-191	355451.53	5906000.16	1782.03	429.46	2013	90.00	-60.00
D-13-192	355628.80	5906274.25	1775.90	456.32	2013	90.00	-65.00
D-13-193	355399.15	5906075.02	1757.65	510.00	2013	90.00	-60.00
D-13-194	355477.44	5906075.71	1780.40	542.00	2013	90.00	-60.00
D-13-195	355703.82	5906426.06	1779.95	381.00	2013	90.00	-70.00
D-13-196	356112.21	5906692.38	1858.59	204.00	2013	90.00	-60.00
D-13-197	356122.70	5906128.64	1898.27	291.00	2013	90.00	-80.00

Page 10-3

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
Hole Id	Easting (m)	Northing (m)	Elev (m)	Length (m)	Year	Azim	Dip
D-13-198	355851.61	5905300.11	1806.50	468.00	2013	90.00	-70.00

Figure 10-1.  Drill Plan

Page 10-4

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

10.6	Downhole Surveys

Down-hole surveys collected in 2012 and 2013 are performed using Reflex survey equipment, and dip angle and azimuth are recorded.  A +18.5° magnetic declination correction factor is applied to the magnetic azimuth record.  Data are entered into LogChief™ in tables designed specifically for the Project.

10.7	True Thickness

Table 10-2 lists the significant intervals intercepted during the 2011 - 2013 drill programs based on a cut-off grade of 0.3 g/t Au.  The minimum width reported is 10m and up to 5m internal dilution was accepted.  The mineralized zone is irregular and not tabular in shape and true thickness cannot be determined and was not used as a factor in the resource model.

Table 10-2.                             Significant intercepts 2011-2013 drilling.

Hole	From	To	Width	Au g/t	Ag g/t
D-11-150	214.20	226.00	11.80	0.455	8.8
D-11-151	159.30	180.00	20.70	0.735	6.5
D-11-152	140.00	150.00	10.00	0.522	6.2
D-11-154	235.00	271.00	36.00	0.781	118.4
D-11-156	262.50	312.00	49.50	0.430	65.6
D-11-157	215.00	225.00	10.00	0.361	18.4
D-11-161	140.00	151.70	11.70	0.827	9.5
D-12-169	25.00	96.00	71.00	0.785	4.5
D-12-169	403.00	413.00	10.00	0.625	23.7
D-12-170	58.00	73.00	15.00	0.350	1.8
D-12-170	107.00	185.00	78.00	0.770	7.2
D-12-171	336.00	356.00	20.00	0.772	16.2
D-12-172	152.00	162.00	10.00	0.523	4.8
D-12-172	373.00	398.00	25.00	0.423	22.6
D-12-174	53.00	72.00	19.00	0.552	9.9
D-12-176	27.00	97.00	70.00	0.718	25.4
D-12-177	219.00	247.00	28.00	0.586	24.9
D-12-177	250.00	266.00	16.00	0.305	13.5
D-12-178	43.00	92.00	49.00	1.108	9.0
D-12-178	181.00	211.00	30.00	0.415	25.7
D-12-178	259.00	298.00	39.00	0.466	42.9
D-12-178	308.00	336.00	28.00	0.342	56.0
D-12-180	0.00	109.00	109.00	1.150	5.5
D-12-180	115.00	143.00	28.00	0.838	3.3
D-12-180	161.00	173.00	12.00	0.810	10.2
D-12-180	267.00	278.00	11.00	0.422	35.1
D-12-181	280.00	307.00	27.00	0.538	3.3
D-12-182	26.00	36.00	10.00	1.651	9.6
D-12-182	123.00	135.00	12.00	1.521	8.4

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA
Hole	From	To	Width	Au g/t	Ag g/t
D-12-182	162.00	207.00	45.00	0.791	6.7
D-12-182	217.00	238.00	21.00	1.807	58.1
D-12-182	332.00	354.00	22.00	0.413	20.0
D-12-182	486.00	511.00	25.00	0.956	23.7
D-12-184	102.00	113.00	11.00	1.446	1.0
D-12-184	163.00	181.00	18.00	0.596	5.9
D-12-184	211.00	255.00	44.00	0.445	18.7
D-12-185	155.00	221.00	66.00	1.575	87.4
D-12-186	42.00	55.00	13.00	0.366	1.2
D-12-186	97.00	109.00	12.00	0.470	2.8
D-12-186	156.00	178.00	22.00	0.396	4.2
D-12-186	336.00	369.00	33.00	0.561	24.0
D-13-190	291.00	304.00	13.00	2.011	17.7
D-13-190	422.00	456.00	34.00	0.396	22.8
D-13-194	502.00	539.00	37.00	0.801	18.8
D-13-195	218.00	232.00	14.00	0.563	26.0

Page 10-6

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Methods

11.1.1	Granges

Historic work performed by Granges Inc. at Capoose appears to have been performed in conformity with standard industry practice at the time. All assayed samples of half-split BQ core were delivered to Acme Analytical Laboratories of Vancouver, B.C. for assay (Shear, 1979; Zbinoff, 1980b; Haynes, 1990). Granges drill logs indicate that of 3,790 assayed Granges intervals in the deposit area, all assays averaged 2.7 metres downhole width with 83 (2.3%) of the sampled intervals less that 1 metre wide. No records of RQD or recovery are available.

11.1.2	Silver Quest

[Reference: Awmack et al, 2010]

NQ size drill core was recovered during the 2008 and 2009 diamond drilling programs at Capoose. The diamond drilling was performed by Driftwood Diamond Drilling Ltd. of Smithers, British Columbia. The core samples were placed in wooden core boxes at the drill site, with marker blocks indicating hole depth placed at the bottom of each sample run. The core boxes were delivered to the coreshack on the property at the end of each shift.

Core recovery and rock quality designations (RQD) were measured, and then the cores were geologically logged. Most of the core logging was performed by David Pawliuk, P.Geo. Some core logging was done by Kendra Johnston, GIT. The core was photographed before it was sampled.

Core recovery was generally excellent. The core samples are therefore representative of the rock units intersected by the drill holes.

Core sample intervals were marked out by the geologist during logging. Most of the 2008 and 2009 drill holes were sampled from top to bottom. However, the late, crosscutting rhyolite dyke, if present, was not sampled; the results of historic sampling by Granges Inc. indicate that this rock unit is unmineralized. Most of the core samples are 2 m in length.

Most of the core was split in half lengthwise using a Longyear wheel-type core splitter. One half of the core was returned to the core box for storage on the property, and an assay tag was stapled onto the core box at the top of the sample interval. The other half

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

of the core was placed in a numbered plastic sample bag with the corresponding assay tag.

11.1.3	New Gold

Drill core is transported in core boxes from the drill site to camp by four-wheel drive vehicle and logged in a specially built core handling facility, where sampling for analysis is done systematically on 1 m sample composites.  Intervals are measured and marked on the core boxes, where sample tags are stapled at the beginning of each interval.  A diamond saw is used to split the core in half lengthwise.  One half of the core is placed in a standard heavy poly sample bag identified with a re-printed sample tag in a zip-lock baggy, and the poly bag is closed with a zip tie.  The remaining half core is kept for reference in the core box and stored at the Project camp site.

Certified reference standards, blanks, and duplicates are inserted into the sample stream, and four sample bags are then placed into a larger rice bag labelled with the sample ID numbers and sealed with a numbered banker’s security tag.  Between preparation and shipment, a period of up to four days, the rice bags containing the samples are stored in a secure area behind the core cutting area.

11.2	Density Determinations

During 2012 bulk density measurements were taken by SGS laboratories (method PHY04V) on samples representing 1 per 10 metres down hole.  In 2013 specific gravity measurements were completed by New Gold geotechnicians during logging activites and used the same method of measuring the weight of the sample as both dry and freely immersed in water.  A reference material was weighed daily for scale calibration. Measurements were collected digitally in excel along with other geotechnical data, validated and then uploaded into DataShed™. Density measurements from Silver Quest 2010 drill were captured by geotechnicans by measureing the weight of the sample as both dry and freely immersed in water. No other density or SG measurements from Granges or Silver Quest drilling are available.

11.3	Analytical and Test Laboratories

11.3.1	Granges

Drill samples were analyzed at Acme Analytical Laboratories in Vancouver, B.C.  No futher details are supplied in the Assessment Reports. Detection limits were 0.1 g/t for Au and 1 g/t for Ag.

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11.3.2	Silver Quest

Alex Stewart Group / Eco Tech Laboratory facility in Kamloops, British Columbia, an International Standard ISO 9001:2000-certified laboratory was the primary laboratory used.

11.3.3	New Gold

SGS Laboratories (SGS) provided analytical services for New Gold drill samples in 2012 and 2013. The same lab was used by Silver Quest for analysis of core samples from the 2011 drill program.  Prior to 2011, Silver Quest used Alex Stewart Group / Eco Tech Laboraty facility in Kamloops B.C.

The SGS Quality Management System meets ISO 9001 and ISO/IEC 17025 requirements and has ISO/IEC 17025:2005 accreditations for the following analytical techniques used during 2012 and 2013:

•	FAA515 - 50 gram fire assay gold with atomic adsorption spectrometry (AAS) finish
•	FAG505 – 50 gram fire assay gold with gravimetric finish
•	FAG505 – 30 gram fire assay silver with gravimetric finish
•	ICP40B – 4-acid (nitric, hydrofluoric, perchloric and hydrochloric) digestion and 33 element inductively coupled plasma (ICP) – atomic emission spectrometry (AES) analysis
•	AAS42E - 4-acid (nitric, hydrofluoric, perchloric and hydrochloric) digestion and 33 element inductively coupled plasma (ICP) – atomic adsorption spectrometry (AAS) analysis of overlimit ICP40B silver
•	ICP90Q – ore-grade (overlimit ICP40B) analysis of base metals by sodium peroxide fusion and ICP – optical emission spectrometry (OES)

SGS analyses were completed in at their Vancouver, BC location.

SGS is independent of New Gold.

ALS Limited Laboratories (ALS) was the primary analytical laboratory for 2013, is ISO 9001:2008 accredited, and has ISO/IEC 17025:2005 accreditations for the following analytical techniques used at Capoose:

•	Au-AA24 – 50 gram fire assay Au with atomic absorption (AA) finish
•	Au-GRA22 – 50 gram fire assay Au with gravimetric finish

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•	ME-ICP61(a) - Four acid (perchloric, nitric, hydrofluoric and hydrochloric) digestion and trace to intermediate (a) level 33 element ICP-AES analysis including Ag and base metals
•	Ag-OG62 - Four acid digestion ICP-AES for ore level silver

ALS analyses were completed at the North Vancouver, BC location.

ALS is independent of New Gold.

11.4	Sample Preparation and Analysis

11.4.1	Granges

No information on sample preparation is available in Granges Assessment Reports.

11.4.2	Silver Quest

The cores were analyzed for gold by geochemical fire assay, and for silver and 27 other elements by ICP-MS package. A 30-gram fire assay with atomic adsorption finish was performed for over limit (plus one gram per tonne) gold and (plus 30 gram per tonne) silver.

11.4.3	New Gold

Standard preparation procedures are used to crush, split, and pulverize the core samples before analysis as shown in Table 11-1. 2012 SGS & 2013 ALS Sample Preparation Protocols.

Table 11-1.  2012 SGS & 2013 ALS Sample Preparation Protocols.

	2012 SGS	2013 ALS
Crushing	90%, 2 mm	90%, 2 mm
Splitting	Rotary & continuous flow ring mill (CRM), 500 g	Rotary & Riffle, 1,000 g
Pulverizing	85%, 75 µm	95%, 106 µm

Both laboratories completed 50 gram fire assay with atomic absorption (AA) for gold.  Overlimit gravimetric assays were conducted for samples with > 10 g/t Au. Determination of silver and base metals at both labs was via a trace-intermediate level multi-element (33) package using a four-acid digest and ICP-AES.  At SGS, overlimit silver values (> 10 g/t) from this method were reanalyzed using ore level 4-acid ICP-AAS.

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Overlimit ICP analyses of Ag, Cu, Pb, and Zn are conducted on analyses that returned grades of >30 g/t Ag (ALS), >10 g/t Ag (SGS) and >1% Cu, Zn, and Pb.  For Au, overlimit fire assay (FA) analysis is conducted on analyses that return >10 g/t.

11.5	Quality Assurance and Quality Control

QA/QC on Granges drilling is not documented but was believed to conform to industry standards at the time. This would have consisted solely of internal labolratory standards, blanks and duplicates.

Core intervals from some historic Granges holes was re-logged during the 2008 Sivler Quest exploration program. After the re-logging, selected intervals were sampled and sent for analysis, in order to check historic assay results and thereby verify some of the historic data pertaining to the property. It was onclulded from the results that the historic assay results for Capoose core samples are valid.  The 63 re-assayed interval results were used in the resource database to replace the original assays (Awmack et al, 2010).

QA/QC detail on Silver Quest drill programs prior to 2011 are documented in a previous technical report (Awmack et al, 2010).

In the New Gold QA/QC programs, one CRM standard is inserted every 10 samples, and one blank is inserted every 30 samples.  CRMs are sourced from Geostats Pty, in WA, Australia.

The reference standards were selected to match the precious metal content range and material type at Capoose as closely as possible at the start of the exploration program.

Three types of duplicates were used to assess the precision of the assay analyses:  R1 = Repeat, D1 = Pulp Duplicate, and D2 = Coarse Duplicate.  The insertion rates are 1/10, 1/20, and 1/20, respectively.

The drill hole database was supported by some 2,250 CRMs and 3,250 repeats and duplicates.

11.5.1	Standards

Silver Quest 2011 Standards

Silver Quest used a single CRM standard during the 2010 and 2011 drill programs purchased from CDN Resource Laboratories Ltd.  The CRM labeled ME-12 had best values of 0.348 g/t for Au and 52.5 g/t for Ag.  This level for Au is reasonable but the Ag level is about twice the average deposit grade.

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Results for 2010 (Alex Stewart Laboratory) as reported in Armitage et al. (2011) were considered acceptable with only one gold result exceeding 2 standard deviations from the recommended value.

Results for 2011 from SGS Laboratory showed a minor low bias for Au (Figure 11-1) but acceptable performance.  Results for Ag in 2011 showed a more significant low bias with grades averaging 46.4 g/t compared with the recommended value of 52.5 g/t.  When adjusted for the bias the performance was acceptable.  Since the standard value for Ag was about twice the average deposit grade, this level of bias is not believed to have a significant impact on the resource estimate.  However, it is recommended that the 2011 pulps from mineralized intervals be re-assayed at a different laboratory.

Figure 11-1. CDN-ME-12 Performance chart (Au 2011 Drilling).

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Figure 11-2. CDN-ME-12 Performance chart (Ag 2011 Drilling).

New Gold Standards

Three Au CRM standards, and four Ag CRM standards, with best values approximating the low, medium, and high Au and Ag grades expected at Capoose were used to monitor laboratory accuracy in 2012 and 2013. Upon receipt of the assay data, the CRM results are examined and compared with the best values for that material.  Where the results are within two standard deviations from the mean of the best values, the standard is deemed to pass. Au and Ag CRM’s used on the Capoose project have an acceptably low failure rate of approximately 2% and 4% respectively. Figure 11-1 shows how standard G310-4 from Geostats Pty. has performed through 2012 and 2013, excluding fails, which were re-assayed by ALS. Results of the re-analysis were within two standard deviations from the mean of the best values, and are included in Figure 11-1.

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Figure 11-3. G310-4 Performance Chart.

G310-4
'G310-4' (Exp: 0.430 ppm 'FA AAS'): Au by All Methods
Dates : 01/01/2012 to 25/12/2013
2xExp SD=0.490
1xExp SD=0.460
Exp= 0.430
1xExp SD=0.400
2xExp SD=0.370
Au ppm
My Instance
0.500
0.490
0.480
0.470
0.460
0.450
0.440
0.430
0.420
0.410
0.400
0.390
0.380
0.370
0.360
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300

11.5.2	Blank Samples

Upon receipt of the New Gold assay data the blank results are examined and compared with the detection limits of the analytical method used. Where results are within ten times the lower detection limit, the blank is deemed to have passed. Assay results for blanks have been near or at detection limit for Au and Ag.

Blank sample data are not known to exist for Granges drilling.  Silver Quest used Cretacesous microdiorite sill material from the 3 Ts property as blanks and presented results in Awmack (2010) and Armitage (2011). A total of 294 blanks from the 2008-2010 drilling programs indicate only 2 gold and 1 silver blank fails using the New Gold criteria above.

11.5.3	Duplicates

New Gold uses the coefficient of variation (CVAVR) (Stanley and Lawie, 2007) and reduced major axis (RMA) plots to assess the performance of duplicates pairs.  Visualization of CV and RMA plots also helps to identify outliers and certain sampling errors that statistical tests may not find.

Pulp and coarse reject duplicates (R1, D1, and D2) performed within acceptable CVAVR and RMA limits (as defined by Absalov, 2008) at ALS and SGS. The RMA models for

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each duplicate show no indication of significant bias during the preparation stage at either laboratory. Figure 11-2 shows the RMA plot for Au repeats (R1) at ALS, and Figure 11-3 shows the CVAVR distribution for repeats at SGS.

Figure 11-4. RMA Plot for Au Repeats at ALS.

RMA Plot - R1
Dup.Au_ppm
Orig.Au_ppm
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
n= 479
RMA
+ve Error
-ve Error
Data values
X=Y
10x LDL

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Figure 11-5. CV% Plot for Au Repeats at SGS.

CV vs. Grade - R1
140%
120%
100%
80%
60%
40%
20%
0%
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2

Sixty pulp duplicates from the 2011 Silver Quest drill program showed acceptable correlation and no significant bias.

11.6	Databases

Since the acquisition of Silver Quest, the drill hole and assay database for the Project has been administered from the New Gold Vancouver office using CoreView and Maxwell GeoServices product DataShed™.

Drill hole data logged in the field are entered into a CoreView template tailored to the Project.  CoreView validates the data as they are entered, and the final logs are exported and transferred to the database administrator on site for import to DataShed™, the master database.  DataShed™ performs additional data validation checks, and the administrator re-checks all logs.

The assay certificates received from SGS and ALS are delivered in a format that allows instant import to DataShed™.

Access permission for entering and editing data into the database is restricted to the New Gold Corporate Exploration Manager, the Project Database Administrator, and on-site Database Manager.  The database is hosted on the New Gold server, which

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routinely backs up every day for protection from data loss due to potential drive failures or other technical issues.

11.7	Sample Security

11.7.1	Granges

No information on sample security is contained in Granges Assessment Reports.

11.7.2	Silver Quest

The plastic sample bags were sealed with a plastic cable tie, and placed in rice sacks which were sealed with plastic cable ties. The numbers of the samples enclosed within each rice sack were written on the sack, and the sack containing the analytical instructions for each sample batch was marked. The core splitting and sampling was supervised by Nanoose Geoservices during the 2008 and 2009 field work.

Samples were shipped via bus to Alex Stewart Group / Eco Tech Laboratory facility in Kamloops, British Columbia.

11.7.3	New Gold

Samples were shipped from site direct to SGS Minerals in Vancouver, BC in 2012.  Samples were enclosed and sealed in nylon rice bags with individually numbered banker security tags before shipment.  Workers receiving the samples matched security tags with the shipment order and inspected bags.  Any suspected tampering or damage to the samples was then reported to site staff to determine the proper course of action.

In 2013 all samples were shipped from site direct to the ALS prep lab facility in Vanderhoof, BC where samples were received, entered into the ALS tracking system, weighed, crushed, pulverized and then forwarded to ALS analytical facilities in North Vancouver, B.C.  Samples from 2012 and 2013 were transported to Prince George by truck, where the driver waited with the samples in the truck until pick-up for onward shipment by a bonded courier.

11.8	Comments on Section 11

The QPs are of the opinion that the quality of Au and Ag analytical data collected during the drill programs are sufficiently reliable to support Mineral Resource estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices at the time of collection.  However, Legacy data collected prior to 2008 is not considered to be sufficiently reliable on its own to support an measured or indicated classification.

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12.0	DATA VERIFICATION

12.1	Site Visit Verification

R. Simpson visited the site on September 20, 2012. The purpose of the visits was to review the drilling, sampling, and quality assurance/quality control procedures.  The geology and mineralisation encountered in the drill holes completed to date were also reviewed.  During the site visits the Mr. Simpson verified:

•	Collar locations are reasonably accurate by comparing several drill hole database collar locations with hand-held GPS readings.
•	Drill hole collars are clearly marked with sturdy wooden fence posts, and the drill hole identity, orientation, and depth are inscribed onto a metal tag.
•	Down-holes surveys are routinely taken at approximately 50 m intervals using a Reflex single-shot unit.
•	Drill logs compare well with observed core intervals.
•	Core recoveries were generally high through the mineralized zones
•	Specific gravity is determined using a water immersion method where the weight of the sample in air and in water is measured with a balance beam scale.
•	The QP did not collect independent samples

J. Rotert supervised field activities at site in 2012 and co-supervised field activities as part of the Blackwater regional exploration campaign in 2013. He concludes that drilling, logging and sampling of the drill core and mapping of the deposit area carried out by New Gold was completed in a manner appropriate to the style of mineralization present on the property.

12.2	Database Verification

Drill data are typically verified prior to Mineral Resource estimation by comparing data in the Project database to data in original sources.  For most of the data, the original sources are electronic data files; therefore, the majority of the comparisons were performed using software tools.  No significant errors were found with the database that would preclude use in Mineral Resource estimation.

Geosim examined the sample database for location accuracy, down hole survey errors, typographical errors, interval errors and missing sample intervals.  A few minor corrections were made.

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Verifying the accuracy of the assay database was carried out through a review of all quality control sample performance for data collected since February 2012.

Variation in assay value and statistical distribution by drill campaign do not appear to be significant.

12.3	Conclusions

Based on the site visit observations, Geosim conclude that drilling, logging, and sampling of drill core during the exploration programs carried out by New Gold and previous operators have been conducted in a manner appropriate to the style of mineralization present on the property.

The process of data verification performed by the QPs indicates that the data collected by New Gold and previous operators from the Project adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits, and adequately support the geological interpretations for the purpose of this Report.  The QPs are of the opinion that the analytical and database quality are adequate for the purposes of this Report.

QA/QC with respect to the results received to date for the 2008 through 2013 exploration programs is acceptable, and protocols have been reasonably well documented.  Re-sampling of legacy holes by Silver Quest revealed no significant bias with respect to legacy data but it is recommended that it not be used to support a measured or indicated resource classification.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

Haynes (1990) summarized the results of Granges’ metallurgical testing as follows:

“Outokompu Research Centre (1980) conducted a bulk concentrate test on drill core samples (D-1-79, D-3-79, D-4-79, D-5-79 and D-9-79) and produced recoveries of 81% silver. Cyanide leach tests by Cominco Ltd. (1983) on Zone 1 and 2 core produced poor results.”

Silver Quest completed initial metallurgical studies on a composite sample of mineralized material from the Capoose Deposit during Iate 2010 and early 2011. The composite sample was prepared using material from holes D-10-115, D-10-116, D-10-125 and D-10-127 completed during the 2010 drilling program. Test work included grinding tests and a mineralogical study using Automated Rapid Mineral Scan by QEMSCAN. A bottle-roll cyanide leach test was performed to determine the recoveries of gold and silver using cyanidation and nine flotation tests were completed to determine the recoveries of gold, silver and base metals using flotation.

The cyanide leach test recovered 89.7% of the gold and 64.6% of the silver. The best flotation test recovered 55.4% of the gold and 60.4% of the silver, into an open circuit bulk cleaner copper/lead concentrate that assayed 79.7 g/t gold, 6,460 g/t silver, 3.85% copper, 41.6% lead and 11.2% zinc. A zinc-rich concentrate, derived from the same sample material, assayed 7.30 g/t gold, 338 g/t silver and 41.8% zinc. Further test work is planned to evaluate methods that will optimize recovery of the gold and silver. A combined flow sheet including both flotation and cyanidation is being considered, as this would also enable recovery of the base metals. The metallurgical test work was conducted by SGS Canada Inc., Vancouver, British Columbia.

In June 2013, drill core composites were selected from Capoose for a metallurgical study that looked at three ore processing options: heap leaching, flotation with concentrate leaching (FCL), and whole ore leaching (WOL).  Samples were also collected to perform grindability testwork. Drill core was selected from drill programs carried out during multiple drill programs from 2008 to 2012.

Drill Core from the 2013 drilling program was selected in October 2013 for additional grindability and WOL testing.

13.2	Testwork Overview

13.2.1	Summary of Testwork Programs

The laboratories that performed the testwork in 2013 are listed in Table 13-2.

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. The testwork programs were preliminary and included the preparation of metallurgical composite samples for process development and grindability response testing.  The range of testing activities is summarized in Table 13-1 and the actual testwork programs are listed in Table 13-2.

Table 13-1.                             Laboratories and Testwork.
Laboratory	Testwork
ALS	Preliminary Metallurgical Testing, Comminution
Metsolve	Column Leach, Flotation & Bottle Roll Cyanidation

13.2.2	Sample Selection for Process Development

Composite selection was based on the following primary considerations:

•	Oxidative state
•	Lithological domain
•	Spatial representation (x/y/z) within the constraints of the pit shell
•	Variable Au and Ag grades
•	Available drill core inventory.

Table 13-2 and Table 13-3 provide detailed information on the testwork programs.

Table 13-2. Summary of Testwork on Metallurgical Composite Samples.

Testwork	No. of Tests	Description	Notes
Grinding	3	Abbreviated SMC drop tests
	20	BWI determinations
	20	Bond abrasion index
Flotation (4 tests)	4	Development work	Scoping tests
Leaching (50 tests)	13	Development work	Scoping tests, aeration, oxygen, slurry density
	18	Grind optimization	Nominal P80 between 75 and 212 µm
	19	Cyanide dosage	Between 0.25 and 1.0 g/L NaCN addition
Heap Leach (11 tests)	9	Bottle roll leach tests
		Crush size	At 4.1 mm, 1.6 mm, 135 µm
		Cyanide dosage	At 0.3g/L NaCN
	2	Column tests

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Table 13-3.  Metallurgical Test Programs.
Program No. (Report Date)	Laboratory	Description
CAP001 (2013)	ALS, Kamloops, BC, Canada	SMC, Bond Work Index & Abrasion Index 2008 to 2012 core samples
CAP002 (2013)	Metsolve Langley, BC, Canada	Whole ore leach, flotation characterization, and mineralogy (via Inspectorate)
CAP003 (2013)	Metsolve Langley, BC, Canada	Bottle roll extractions on crushed feed for heap leach characterization & Column Leach study
CAP004 (2013)	Metsolve Langley, BC, Canada	Bottle roll extractions on CAP001 Composites
CAP005 (2013)	ALS, Kamloops, BC, Canada	SMC, Bond Work Index & Abrasion Index on 2013 core samples. Bottle roll leach testing on 2 composites.

13.3	Comminution Testwork

13.3.1	Sampling Parameters

Phase I comminution testing on samples from the Capoose deposit was performed on 2008 to 2012 drill core composites. Thirteen composites were received at ALS Metallurgy Kamloops on June 21, 2013 and the last test was completed on July 18, 2013.

SMC tests were conducted on two samples with Bond ball and abrasion tests conducted on all composites. The Bond ball work indices, abrasion indices and SMC test results are summarized in tables below.

The Bond ball mill work index from this set of samples ranged from 7.7 to 17.0 kWhr/tonne, which can be described as very soft to moderately hard for grinding in a ball mill. The Bond abrasion index for this set of samples ranged from 0.038 to 0.155, which can be described as very low to moderately abrasive for steel media and liner wear in a grinding circuit. The SMC A*b values were 33.2 and 30.2 for the Cap-Wi-124-1 and Cap-Wi-149-2 sample, respectively. These samples can be considered as hard in regards to breakage in a SAG mill.

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Table 13-4. CAP001 Bond Ball Mill Work Index Results.

Sample ID	F80 μm	P80 μm	Gpr	WiBM
				kW-hr/tonne
Cap-Wi-120-1	1949	115	1.88	13.0
Cap-Wi-120-2	2233	111	1.81	12.9
Cap-Wi-124-1	2450	112	1.55	14.5
Cap-Wi-124-2	2341	112	1.90	12.4
Cap-Wi-130-1	2274	106	3.27	7.7
Cap-Wi-143-1	2535	109	1.44	15.1
Cap-Wi-149-1	2227	120	2.01	12.4
Cap-Wi-149-2	2295	115	1.85	13.0
Cap-Wi-159-1	2438	108	1.39	15.5
Cap-Wi-174-1	2512	98	2.08	10.5
Cap-Wi-174-2	2526	108	1.24	17.0
Cap-Wi-181-1	2043	106	2.70	9.2
Cap-Wi-181-2	2215	111	2.44	10.1

Note:  All tests were conducted using a closing screen size of 150 microns.

Table 13-5. CAP001 Bond Abrasion Index Results
Sample ID	Abrasion Index

Cap-Wi-120-1	0.038
Cap-Wi-120-2	0.081
Cap-Wi-124-1	0.122
Cap-Wi-124-2	0.155
Cap-Wi-130-1	0.069
Cap-Wi-143-1	0.093
Cap-Wi-149-1	0.13
Cap-Wi-149-2	0.094
Cap-Wi-159-1	0.123
Cap-Wi-174-1	0.11
Cap-Wi-174-2	0.091
Cap-Wi-181-1	0.065
Cap-Wi-181-2	0.128

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Table 13-6. CAP001 SMC Test Results.
Sample ID	Size Fraction Tested (mm)	DWi	DWi	Mia	Mih	Mic	A	b	sg	ta	A x b
		kWh/m3%		kWh/t	kWh/t	kWh/t
Cap-Wi-124-1	31.5 - 26.5	8.16	80	22.8	17.5	9.1	73.8	0.45	2.7	0.32	33.2
Cap-Wi-149-2	31.5 - 26.5	9.03	86	24.4	19.2	9.9	70.3	0.43	2.73	0.29	30.2

Phase II comminution testing on samples from the Capoose deposit was performed on 2013 drill core composites. Seven composites were received at ALS Metallurgy in Kamloops on October 30, 2013 and the last test was completed on November 26, 2013.

SMC testing was conducted on one sample with Bond ball mill and abrasion tests conducted on all seven composites. The Bond ball work indices, abrasion indices and SMC test results are summarized in tables below.

The Bond ball mill work index from this set of samples ranged from 9.5 to 16.1 kWhr/tonne, which can be described as very soft to moderately hard for grinding in a ball mill. The Bond abrasion index for this set of samples ranged from 0.057 to 0.241, which can be described as very low to moderately abrasive for steel media and liner wear in a grinding circuit. The SMC A*b value was 20.8 for the Cap -13-190-Wi sample with a corresponding BWi @ 12.1 kWhr/t. This sample can be considered as very hard in regards to breakage in a SAG mill but easy to grind in a ball mill.

Table 13-7.  CAP005 Bond Ball Mill Work Index Results.
Sample ID	F80 μm	P80 μm	Gpr	WiBM
				kW-hr/tonne
D-13-194-WI	2746	105	1.47	14.4
D-13-195-WI	2641	111	1.26	17.0
D-13-191-WI-2	2483	101	2.41	9.5
D-13-193-WI	2580	112	1.86	12.5
D-13-190-WI	2115	106	1.91	12.1
D-13-191-WI-1	2180	110	2.52	9.8
D-13-189-WI	2209	114	1.42	16.1
Note: All tests were conducted using a closing screen size of 150 microns.

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Table 13-8. CAP005 Bond Abrasion Index Results.

Sample ID	Abrasion Index

D-13-194-WI	0.123
D-13-195-WI	0.215
D-13-191-WI-2	0.095
D-13-193-WI	0.204
D-13-190-WI	0.161
D-13-191-WI-1	0.057
D-13-189-WI	0.241

Table 13-9.  CAP005 SMC Test Results.
Sample ID	Size Fraction Tested (mm)	DWi	DWi	Mia	Mih	Mic	A	b	sg	ta	A x b
		kWh/m3%		kWh/t	kWh/t	kWh/t
D-13-190-WI	31.5- 26.5	13.53	99	33.4	28.5	14.7	90.5	0.23	2.76	0.19	20.8

13.4	Heap Leach and Column Tests

The amenability of material in the Capoose deposit to heap leach was tested and included bottle-roll tests on various crush sizes and column leach tests on selected samples.

Bottle roll leach tests were performed on transition and sulphide composites specific to CAP003 test program. Gold recovery ranged from 50 to 58% for the transition composite with silver recovery at 43 to 57% after 96 hours. The size range tested was from 134 micron to 4.1 mm. Gold recovery ranged from 49 to 78% for the sulphide composite with silver recovery at 53 to 70% after 96 hours. The size range tested was from 135 micron to 3.3 mm. Cyanide consumption was higher for the transition ore versus the sulphide at 0.45 kg/t and 0.30 kg/t respectively. Lime consumption was double for the transition composite at 0.98 kg/t and 0.47 for the sulphide composite.

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Figure 13-1.  Feed Size vs Au Recovery CAP-003 Grind Series (NaCN = 0.3 g/L).

The column testing results indicate that the Capoose mineralization may be amenable to heap leach cyanidation at the evaluated feed sizes of 80% passing 10.6 mm, and 3.3 mm.  Extraction was highest at the finer 3.3 mm crush, consistent with findings from the Blackwater test program.

Gold recovery rates were moderate over the leach cycle, and no improvements are expected with leach cycles longer than the proposed test of 105 days.  Cyanide consumptions were moderate, 0.54 to 0.57 kg/t, but would be expected to be lower in actual practice.

The heap leach extraction estimates used for flowsheet comparison and selection are summarized in table 13-11.

Table 13-10.   Estimated Heap Leach Extraction for Flowsheet Comparison.
Crush Size	Leach Time	Sulphide Composite
(µm)	(days)	Au %	Ag %
10,700 4,800	80 of 105 80 of 105	48.0 62.0	37.0 52.0

13.5	Flotation Testwork

Flotation testwork was performed to examine the applicability of this process option.  The initial flotation testwork established the ability to produce a bulk flotation concentrate using potassium amyl xanthate (PAX). The flotation testwork, program

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CAP002 was undertaken to test two master composites of Transition and Sulphide materials.

Gold recoveries averaged 90.9%, with 13 to 15% mass pull after 13.5 minutes of flotation time. Silver recovery by flotation averaged 88.6% for the sulphide composite and was 79.2% for the transition composite.

The testing included flotation kinetics and concentrate leach kinetics only for this phase of testing. Cyanidation tests were performed for 72 hours at 3 kg/t sodium cyanide concentrations. Leach kinetics indicate that gold and silver recovery is near complete after 36 hours. Combined flotation and concentrate leach (FCL) averaged 77% for gold and 54% for silver.  Sodium cyanide consumption was 2.3 kg/t for the sulphide composite and 3.2 kg/t for the transition composite.

Leach tests will be performed after regrinding to a finer P80 to provide leach rates and cyanide consumption data in the next phase of work.
Table 13-11. Summary of Testwork Parameters – Test Program CAP002.

2 lists the parameters for the standard flotation test procedure.

Table 13-11. Summary of Testwork Parameters – Test Program CAP002.

Flotation Parameters			Cyanide Leach Parameters
Item	Unit	Value	Item	Unit	Value
Grind, P80	µm	150	Regrind, P80	µm	none
Flotation time	min	13.5	Aeration	h	none
Solids	%	35	NaCN dosage	g/L	3
			Solids	%	45
			Leach time	h	72

The flotation extraction estimates for FCL after 72 hours’ leach time used for flowsheet comparison and selection are summarized in Table 13-13.

Table 13-12.  Flotation Concentrate Leach (FCL) – Extraction Estimates (%).

	Transition		Sulphide
	Au	Ag	Au	Ag
Flotation Recovery	90.3	79.2	90.9	88.6
Concentrate Leach	84.3	37.7	75.8	56.5

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13.6	Leach Testwork

The standard conditions used for the Capoose leach testwork programs were established from the testwork performed for the Blackwater program.  The conditions included variations on grind size, leach kinetics, cyanide concentration and preaeration.

Standard laboratory grinding and bottle roll cyanidation leach testing were performed to determine precious and base metal extraction as well as cyanide and lime consumption.

13.6.1	Effect of Grind

Grind has been shown to have a consistent effect on the level of recovery.  The recovery versus grind curves for gold and silver (Figure 13-2 and Figure 13-3) are the results of the grinding test series performed on composite samples under program CAP002. Testwork indicates that increasing the coarseness of the material, results in only slightly lower recoveries at 1.0 g/L NaCN addition.

These kinetic leach tests indicate that grinding has little effect on the oxide composite and a greater effect on gold leaching for the transition and sulphide composites. While grinding finer than 150 µm produces marginal extraction increments, the curve suggests a higher degree of variance and recovery in leach extraction for grinds above 150 µm. Carbon abrasion and screen fouling in CIP would also be a factor at coarser grinds, hence a P80 of 150 µm was selected for further testing. Silver extraction showed less sensitivity to grind, with less than 3% difference in extraction between grinds of P80 236 µm and 71 µm.

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Figure 13-2.  Feed Size vs Au Recovery CAP-002 Grind Series (NaCN = 1.0 g/L).

Figure 13-3.   Feed Size vs Ag Recovery CAP-002 Grind Series (NaCN = 1.0 g/L).

Feed Size vs Ag Recovery
CAP-002 Grind Series (NaCN = 1.0 g/L)
Ag
100
90
80
70
60
50
40
30
20
10
0
Ag Extraction (%)
0
50
100
150
200
250
Feed Size P80 (microns)
Met Oxide (VT100)
Met Transition (VT200)
Met Twin Hole 177 (VT300)
Met Twin Hole 178 (VT400)
Met Master Sulfide (VT700)

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13.6.2	Cyanide Concentration

Testwork performed on Oxide, Transition and Sulphide Composites during program CAP002, indicated optimum gold extraction with lower cyanide consumption for the oxide and sulphide composites. The transition composite consumes and requires approximately 0.6 g/L sodium cyanide to optimize gold extraction. Further testing was conducted with an initial sodium cyanide concentration of 0.5 g/L.

Silver extraction requires a combination of higher cyanide concentration and leach time due to silica and sulphide encapsulation of very fine silver. Cyanide leach extractions indicate that between 24 to 48 hours of cyanidation is required and will need to be optimized in future testing.

Figure 13-4. [NaCN] vs Au Recovery CAP-002 NaCN Concentration Series (P80 ~150 µm).

[NaCN] vs Au Recovery
CAP-002 NaCN Concentration Series (P80 ~ 150 µm)
Au
Au Extraction (%)
NaCN Concentration (g/L)
100
90
80
70
60
50
40
30
20
10
0
0.00
0.20
0.40
0.60
0.80
1.00
1.20
Met Oxide (VT100)
Met Transition (VT200)
Met Twin Hole 177 (VT300)
Met Twin Hole 178 (VT400)
Met Master Sulfide (VT700)

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Figure 13-5. [NaCN] vs Ag Recovery CAP-002 NaCN Concentration Series (P80 ~150 µm).

Base line tests were compared to preliminary aeration tests on the Transition and Sulphide composites. No oxygen assisted leach tests were conducted for this phase of testing. The Transition composite gold and silver extraction appears to be improved based on the single test, but no improvement was noted on the Sulphide composite.   Cyanide consumptions in both cases increased. Table 13-14, summarizes the results below.

Table 13-13. Pre-aeration Testwork Results – CAP002.
Test	Feed Size	NaCN Dosage	Pre-Aeration	Extraction		Reagent Consumption
				Au	Ag	NaCN	CaO
No.	K80 (µm)	(g/L)	(h)	(%)	(%)	(kg/t)	(kg/t)
Transition Comp Base Line VT231	151 161	0.5 0.5	- 4	89.0 95.0	46.0 48.0	0.18 0.27	0.55 0.48
Sulphide Comp Base Line	154	0.5	-	89.0	64.0	0.29	0.37
VT732a	154	0.5	8	84.0	67.0	0.36	0.23
VT732b	149	0.5	8	86.0	67.0	0..38	0.16

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13.7	Flowsheet Selection

The three ore processing options considered for this study—heap leaching, flotation with concentrate leaching (FCL), and whole ore leaching (WOL) were assessed.

The heap leach option includes primary, secondary, and tertiary crushing and screening, agglomeration of crushed ore with lime and cement, and transport and placement of agglomerated ore onto a lined heap leach pad using overland and grasshopper conveyors, a horizontal conveyor, and a radial stacker.  The heaps are irrigated with cyanide solution.  Pregnant solution is collected in a pond and directed to a carbon-in-column adsorption circuit followed by carbon stripping, electrowinning, and smelting to produce a gold/silver bullion bar product.

The FCL and WOL milling options incorporate primary crushing, coarse ore storage, and SAG and ball milling with pebble crushing.  For the FCL, cyclone overflow flows to a flotation circuit, where a gold-bearing sulphide concentrate is recovered.  The concentrate would be reground and thickened before treatment in a concentrate cyanide leaching and CIP circuit.  For WOL, primary grinding cyclone overflow reports to a leach feed thickener, and thickened slurry flows to a cyanide agitation leach/CIP gold and silver extraction circuit. For these two options, the carbon from CIP is directed to an acid wash, stripping and carbon regeneration circuit, and the recovered pregnant gold- and silver-bearing solution flows to electrowinning cells where the precious metals are electrowon and subsequently smelted into bullion bar.  The CIP residue is treated in a cyanide destruction circuit using the SO2/air process.

The predicted metal recoveries by ore types and flowsheet options at the specified crush and grind sizes and leach times are shown in Table 13-15.

Table 13-14. Summary of Estimated Leach Extraction by Flowsheet Option.

	Crush / Grind Size	Leach Time	Estimated Leach Extraction, %
			Oxide		Transition		Sulphide
Flowsheet	(µm)	(h/d)	Au	Ag	Au	Ag	Au	Ag
WOL	150	72	90.3	45.9	92.9	48.0	85.6	65.0
FCL	150	72			84.5	62.6	75.8	56.2
Heap BR	150	96			57.0	55.5	77.9	69.2
Heap Leach	3,300	80*					62.0	52.0
Note: * Leach time for Heap Leach option shown in days

The predicted recoveries are preliminary to this scoping study and further testwork is required to determine the optimum process with consideration of capital costs.

13.8	Mineralogy

Sulphide composites for CAP002 and CAP003 test programs were submitted for mineralogy testing. A head and a leach tail sample, both ground to a P80 of 150 µm were submitted to Inspectorate Laboratories.

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The studies indicate that gold occurs very fine grained and is largely available for cyanidation recovery. Silver however is associated with sulphides and is very fine grained (5 µm) which would require ultrafine grinding to improve recovery. The cost of grinding would outweigh the silver revenue benefits.

Figure 13-6. The Estimated Silver Deportment by Mineral Species.

Figure 13-7. Sulphur Deportment of the Cap-003 Test Products.

100
90
80
70
60
50
40
30
20
10
0
Sulphur Deportment (percent)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Sulphur Grade (percent)
Others
Arsenopyrite
Pyrrhotite
Pyrite
Galena
Sphalerite
Chalcopyrite
Sulphur
CL-Sulphide Composite
CL-Sulphide Leach Tailings

The mineralogy studies indicate very similar mineralogy as the Blackwater Deposit.

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13.9	Recovery Estimates for Study

Recovery estimates would require a much more detailed study including head grade variation testing as well as specific lithologies. It is recommended that further testing be performed in 2014 for Capoose.

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14.0	MINERAL RESOURCE ESTIMATE

14.1	Introduction

Three mineral resource estimates have been released for the Capoose Gold-Silver Project since April 2010.  The initial resource estimate was generated for Silver Quest Resources Ltd. by Geovector Management Inc., and dated 15 April 2010.  Data from 98 core holes were used including pre 2008 legacy data. An update to this resource including data from an additional 37 core holes was prepared for Silver Quest and dated 1 March 2011.

The updated mineral resource presented in this report represents the fourth estimate and incorporates information from all drilling completed by previous operators and New Gold between 1979 and September 2013. Pre 2008 drill data was not used to support an Indicated classification.

14.2	Geologic Model, Domains and Coding

Core drilling has defined a continuous zone of +0.2 g/t Au equivalent mineralisation that extends up to 800 metres along its longest dimension in an SSW-NNE direction and at least 650 metres in a WNW-ESE direction.  The thickness of the zone ranges up to 550 metres.

Lithologic wireframe models of the main lithologic units and faults were generated by Company geologists using cross section interpretations.  Blocks falling within the wireframes were coded to the appropriate lithology.

The block lithologic code assignments are listed in Table 14-1, and the block model lithologic coding and structural domains are illustrated in Figure 14-1.

A bedrock surface was modeled by creating profiles based on drill hole intercepts and generating a digital elevation model.

Table 14-1. Block Model Lithologic Codes.
Code	Lithology
10	Overburden (OB)
20	Andesite (AND)
30	Clastic volcanics (CV)
40	Undifferentiated siliceous volcanics (USV)
50	Quartz-Feldspar lithic volcanic (QFLV)
60	Regional rhyolite dyke (RRD)

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Figure 14-1. Lithologic and structural wireframe models.

Faults
AND
USV
USV
QFLV
RRD
CV
CV
200N
5400N
5905600N
5905800N
5906000N
5906200N
5906400N
5906600N
N
AND Andesite
CV Clastic Volcanics
USV Siliceous Volcanics
QFLV Qz-Fp Lithic Volcanics
RRD Rhyolite Dyke

Statistical analysis of sample data by lithologic domain shows the highest grades for Au and Ag are concentrated in the silicified volcanics (USV) followed by andesite (AND).  Several significant intercepts also occur in clastic volcanics (CV) but continuity of potentially economic grades in this domain has not been established.  Units 50 (QFLV) and 60 (RRD) are essentially unmineralized.

The lithologic domain model was separated into 7 fault domains as depicted in Figure 14-2..  The codes were combined to distinguish lithologies within each structural domain.  For example, fault domain 100 contains 3 separate USV bodies coded as 141,142 and 143 and one andesite body coded as 121.  A total of 20 domains were defined but of these, 6 contained either no sample data or only a few composites and were not estimated.

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Figure 14-2. Plan View of Structural Domains.

5906800N
5906700N
5906600N
5906500N
5906400N
5906300N
5906200N
5906100N
5906000N
5905900N
5905800N
5905400N
5905300N
700
600
500
400
300
200
100
355500E
355600E
355700E
355800E
356000E
356100E
356200E
356300E

14.3	Available Data

The total sample database for the Capoose Gold-Silver Project contains results from 191 drill holes.  Within the deposit area, the database contains 185 core holes totalling 42,735 metres drilled between 1979 and September 2013.  Of these, 115 have been drilled since the start of 2008.  No records have been located for two holes drilled by Granges in 1984 that were in the deposit area.  A summary of drill data by year is shown in Table 14-2.

Table 14-2. Summary of Drilling used for Resource Estimation.
Series	Year	Company	Holes Drilled	Total metres	Intervals Assayed	Metres Assayed
D-79-01 to 09	1979	Granges	9	1,434.40	441	1,240.14
D-80-10 to 30	1980	Granges	21	3,888.41	1,151	3,271.37
D-81-31 to 70	1981	Granges	40	6,512.03	2,198	5,724.77
	Subtotal	Granges	70	11,834.84	3,790	10,236.28

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Series	Year	Company	Holes Drilled	Total metres	Intervals Assayed	Metres Assayed
D-08-84 to 99	2008	Silver Quest	16	1,613.00	722	1,469.90
D-09-100 to 112	2009	Silver Quest	13	1,746.00	649	1,664.00
D-10-113 to 149	2010	Silver Quest	36	10,347.21	5,173	9,925.67
D-11-150 to 166	2011	Silver Quest	18	4,762.00	2,208	4,362.42
	Subtotal	Silver Quest	83	18,468.21	8,752	17,421.99
D-12-167 to 188	2012	New Gold	22	10,893.90	10,796	10,852.86
D-13-189 to 198	2013	New Gold	10	4,236.38	42,200	4,224.28
	Subtotal	New Gold	32	15,130.28	52,996	15,077.14
		Total	185	45,433.33	65,538	42,735.41

14.4	Exploratory Data Analysis

Drill core was sampled on nominal 3 m intervals for drilling carried out between 1979 and 1981, on 2 m intervals for the 2008-2011 programs and on 1 m intervals during the 2012 drill program.  For this reason statistics were performed on 6 m composites instead of on raw data intervals.

Au and Ag show weak to moderate correlation with correlation coefficients of 0.4 within the USV domain and 0.56 within the AND domain.  The relative grade distribution also varies considerably between the domains as illustrated in Figure 14-3 and Figure 14-4.

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Figure 14-3. Box plot comparison of Ag composites by lithology.

Figure 14-4. Box plot comparison of Au composites by lithology.

Due to the lower precision of the gold results from the legacy holes, separate grade estimates were carried out to compare the results obtained by including and excluding this data.  There were a large number of 0.05 g/t Au figures in the 1979-1981 data which

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were due to a higher detection limit.  It was considered a possibility that using the legacy data risked overestimating the gold grades in nearby blocks.  Results of the separate grade estimations showed that including the legacy gold data resulted in a more conservative estimate and prevented the smearing of some higher grade gold intervals from recent holes into areas where legacy data showed lower grades.  Therefore it was decided to use the legacy data in the grade estimation but to exclude legacy holes when classifying blocks.  The legacy data accounted for 26% of the composites used for grade estimation.

14.5	Evaluation of Outlier Grades

Grade distribution in the 6 m composites was examined to determine if grade capping or special treatment of high outliers was warranted.  Cumulative log probability plots were examined for outlier populations, and decile analyses were performed for Au within the zone domains.  As a general rule, the cutting of high grades is warranted if:

•	the last decile (upper 10% of samples) contains more than 40% of the metal; or
•	the last decile contains more than 2.3 times the metal of the previous decile; or
•	the last centile (upper 1%) contains more than 10% of the metal; or
•	the last centile contains more than 1.75 times the next highest centile.

Within the lithologic domains the last decile for Au contained between 47% of the metal content and 12% is contained in the top centile.  This was only marginally above the threshold limits and after reviewing the probability distribution, it was decided to cap Au grades at a level of 4 g/t (Figure 14-5.).  The capping affects a total of 4 composites.

For Ag, the last decile contained 43% of the metal, and the upper centile contained 10.6%.  The last centile contained 1.8 times the next highest centile so only marginally exceeded the 1.75 threshold. After reviewing the probability distribution it was decided to cap Ag grades at a level of 180 g/t (Figure 14-5.) which affected 7 composites.

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Figure 14-5. Cumulative probability plots showing outlier thresholds.

The percentage differences in mean grades of capped to uncapped assays is approximately equal to the amount of metal which should be removed by capping (shown in Table 14-3).  Since the statistical analysis did not show an unusual amount of extreme outliers, the minor amounts of metals removed by grade capping is considered reasonable.

Table 14-3. Capping Statistics.
Domain	Count	Capped	Uncapped Mean (g/t)	Capped Mean (g/t)	% Difference
Au	5043	4	0.203	0.201	1.30%
Ag	5043	7	12.8	12.6	1.27%

14.6	Compositing

Downhole composites for Au and Ag were created within the individual domains using the ‘best fit’ method. This procedure produces samples of variable length, but of equal length within a contiguous drill hole zone, ensuring the composite length is as close as possible to the nominated composite length. In this case, the nominated length was set at 6 m.

Statistics for the capped Au and Ag composites are summarized in Table 14-4 and Table 14-5.  Lithologies within the same fault domains are combined.

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Table 14-4. Composite Statistics – Au.
Domains	121	221	141-143	241	341	441	541-542	641	741-745
n	93	47	138	258	120	787	3122	340	138
Min	0.002	0.002	0.002	0.009	0.013	0.004	0.002	0.005	0.005
Max	4.000	0.808	0.451	4.000	0.961	4.000	4.000	1.132	0.707
Median	0.041	0.065	0.012	0.131	0.073	0.121	0.110	0.058	0.054
Mean	0.185	0.111	0.048	0.218	0.127	0.211	0.223	0.114	0.098
Variance	0.351	0.028	0.007	0.124	0.025	0.099	0.110	0.028	0.017
Std Dev	0.592	0.167	0.084	0.352	0.159	0.314	0.332	0.166	0.132
CV	3.202	1.495	1.761	1.614	1.247	1.489	1.489	1.454	1.339

Table 14-5. Composite Statistics – Ag.
Domains	121	221	141-143	241	341	441	541-542	641	741-745
n	93	47	138	258	120	787	3122	340	138
Min	0.5	0.5	0.2	1.0	0.6	0.2	0.4	1.0	0.3
Max	180.0	89.0	77.4	120.5	169.8	180.0	180.0	101.7	127.6
Median	2.2	3.5	2.8	5.2	7.3	3.9	8.4	6.0	5.4
Mean	9.2	7.7	5.4	9.8	15.3	8.4	14.8	8.3	11.3
Variance	606.9	227.8	86.8	190.8	519.9	194.5	363.1	84.4	344.3
Std Dev	24.6	15.1	9.3	13.8	22.8	13.9	19.1	9.2	18.6
CV	2.7	2.0	1.7	1.4	1.5	1.7	1.3	1.1	1.6

Cumulative frequency distributions for the Au and Ag within the lithologic domains used for grade estimation are illustrated in Figure 14-6. and Figure 14-7..  Sample populations are highly skewed approaching log normal distribution with no significant bimodality evident.

Figure 14-6.  Frequency Distribution of Au within Domains.

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Figure 14-7. Frequency Distribution of Ag within Domains.

14.7	Bulk Density Data

The project database contains a total of 2,033 density measurements made on core sampled in 2010 and 2012.  Awmack et al (2010) reported 153 measurements from 2008 drill core but this data could not be located.

Model blocks were assigned the mean density value for the corresponding lithology as shown in Table 14-6.

Table 14-6. Density Statistics for Modeled Lithologies.

Code	Lith	Count	Mean	Median
11	AND	84	2.79	2.78
12	CV	614	2.76	2.77
13	USV	1268	2.75	2.76
14	QFLV	40	2.61	2.61
15	RRD	27	2.48	2.50

The density of the overburden was assigned an assumed value of 2.0 g/cm3.

14.8	Variography

Directional pairwise relative semi-variograms for Au and Ag were modeled using composites falling within the largest contiguous USV domain (542) in order to determine kriging parametres, search parametres and anisotropy.  Other domains either had too few composites or were too limited in extent yield meaningful directional variograms. Variogram model parametres for Au and Ag are shown in Table 14-6.

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Table 14-7. Semi-Variogram Model Parameters.
Item	Axis	Azim	Dip	co	c1	a1	c2	a2
Au	major	0	75	0.10	0.167	19	0.266	82
	semi-major	67	-6	0.10	0.167	19	0.266	82
	minor	335	-14	0.10	0.167	15	0.266	64
Ag	major	0	80	0.10	0.18	23	0.251	126
	semi-major	80	-2	0.10	0.18	17	0.251	95
	minor	350	-10	0.10	0.18	16	0.251	90

14.9	Model Setup and Limits

A block model was created in Gemcom-Surpac Vision© software using a block size with dimensions of 10 m x 10 m x 10 m.  Block model extents are summarized in Table 14-8.

Table 14.8. Block Model Parameters
	East	North	Elev
Min	355,100	5,905,200	1230
Max	356,350	5,906,750	1950
Extent	1,250	1,550	720
Block Size	10	10	10
Blocks	125	155	72

Lithologic codes, mineral domains and density values were then assigned as described in Sections 14.20 and 14.70.

14.10	Interpolation Parameters

Au and Ag grades within the corresponding zone domains were estimated in three passes using ordinary kriging and the inverse distance squared weighting method (ID2).  A single pass nearest neighbour estimate was also carried out for use in model validation using 10m composites to match the block size.  Search parameters are outlined in Table 14-9.  The anisotropy conforms to the search ellipsoids derived from the variogram models.

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Table 14-9. Grade Model Search Parameters.
item	Pass	Search Distances			Composites Used		Max per Hole	Topcut g/t
		Major	Semi- Major	Minor	Min	Max
Au	1	40	40	31	4	16	3	4
	2	80	80	62	4	16	3	4
	3	160	160	125	2	16	-	4
Ag	1	40	30	29	4	16	3	180
	2	80	61	57	4	16	3	180
	3	160	121	115	2	16	-	180

14.11	Validation

14.11.1	Visual Inspection

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views.  The estimated block grades showed reasonable correlation with adjacent composite grades.  Block model grade distribution is illustrated in Figure 14-8. to Figure 14-17.. Drill hole traces on cross sections display 6 m composites which are colour coded similar to the blocks.

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Figure 14-8. Block Grade Distribution - Plan View.

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Figure 14-9.  Au Block Grade Distribution – Section 5905750N.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
Au g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
D-10-135
D-10-144
D-10-143
D-11-152
D-10-125
D-09-109
D-09-110

Figure 14-10. Ag Block Grade Distribution – Section 5905750N.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
D-10-135
D-10-143
Ag g/t
< 10
10 -> 15
15 -> 25
25 -> 40
40 -> 60
60 -> 75
75 -> 150
> 150.00
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
Z
X

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CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Figure 14-11. AuEq Block Grade Distribution – Section 5905750N.

AuEq g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
D-10-135
D-10-144
D-11-132
D-10-143
D-12-181
D-13-180
D-12-182

Figure 14-12. Au Block Grade Distribution – Section 5906000N.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
D-13-191
D-80-22
D-80-19
D-09-102
D-11-156
D-10-120
D-11-158
D-11-166
D-08-89
D-80-24
D-81-42
D-80-17
D-10-147
D-10-131
Au g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults

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NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
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Figure 14-13. Ag Block Grade Distribution – Section 5906000N.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
D-13-191
D-80-22
D-80-19
D-09-103
D-11-156
D-10-120
D-11-158
D-11-166
D-08-89
D-80-24
D-81-142
D-10-147
D-10-131
D-11-166
D-10-120
D-11-158
D-13-191
Ag g/t
< 10
10 -> 15
15 -> 25
25 -> 40
40 -> 60
60 -> 75
75 -> 150
> 150.00
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
Z
X

Figure 14-14. AuEq Block Grade Distribution – Section 5906000N.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
AuEq g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
D-13-191
D-10-147
D-10-131
D-10-120
D-11-158
D-11-166

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Figure 14-15. Au Block Grade Distribution – Section 355900E.

Au g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
1,600Z
1,400Z
5,905,400N
5,905,600N
5,905,800N
5,906,000N
5,906,200N
5,906,400N
D-12-185
D-10-117
D-81-34
D-12-172
D-13-189

Figure 14-16. Ag Block Grade Distribution – Section 355900E.

Ag g/t
< 10
10 -> 15
15 -> 25
25 -> 40
40 -> 60
60 -> 75
75 -> 150
> 150.00
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
5,905,400N
5,905,600N
5,905,800N
5,906,000N
5,906,200N
5,906,400N
1,600Z
1,400Z
D-12-185
D-10-117
D-12-172
D-13-189
D-81-55
D-81-31

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Figure 14-17. AuEq Block Grade Distribution – Section 355900E.

5,905,400N
5,905,600N
5,905,800N
5,906,000N
5,906,200N
5,906,400N
1,800Z
1,600Z
1,400Z
D-12-165
D-84-79
D-10-116
D-81-34
D-81-55
D-12-172
D-13-189
AuEq g/t
< 0.1
0.1 -> 0.2
0.2 -> 0.3
0.3 -> 0.5
0.5 -> 0.75
0.75 -> 1.0
1.0 -> 2.0
> 2.0
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults

14.11.2	Global Bias Check

Block grades were estimated by kriging, inverse distance (ID2), and the nearest neighbour (‘NN’) methods.  A comparison of global mean values within the Au grade shell domains shows a reasonably close relationship with composites and block model values (Table 14-10).

Table 14-10. Global Mean Grade Comparison.
Data Set	Au g/t	Ag g/t
Composites	0.204	12.8
ID2 Resource Blocks	0.202	13.1
Kriged Resource Blocks	0.202	13.1
Nearest Neighbour	0.194	12.9

Grade tonnage curves show a close comparison between the ID2 and kriged results (Figure 14-18. and Figure 14-19.).

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Figure 14-18. Grade-Tonnage Comparison of Estimation Methods (Au).

Figure 14-19. Grade-Tonnage Comparison of Estimation Methods (Ag).

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14.11.3	Check for Local Bias

Swath plots were generated to assess the model for local bias by comparing Kriged, ID2 and nearest neighbour estimates on panels through the deposit.  Results show a reasonable comparison between the methods, particularly in the main portions of the deposit indicated by the bar charts (Figure 14-20. to Figure 14-23.).

Figure 14-20. Swath Plot – Ag (S-N) at 355870-355900 E.

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Figure 14-21. Swath Plot – Au (S-N) at 355870-355900 E.

Figure 14-22. Swath Plot – Ag (E-W) at 1700-1730 Level.

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Figure 14-23. Swath Plot – Au (E-W) at 1700-1730 Level.

14.12	Resource Classification

Resource classifications used in this study conform to the definitions from National Instrument 43-101.

Blocks were classified as ‘Indicated’ if they were interpolated in the first or second kriging pass and supported by a drill spacing of 50m or less using only 2008-2013 drilling data.

All other estimated blocks were classified as ‘Inferred’.

Block classification is illustrated in Figure 14-24.

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Figure 14-24. Block Classification.

355,400E
355,600E
355,800E
356,000E
356,200E
1,800Z
1,600Z
1,400Z
D-09-109
D-10-144
D-11-152
D-10-143
D-10-135
D-10-141
D-12-181
D-13-190
D-12-182
MEASURED
INDICATED
INFERRED
UNCLASSIFIED
Top of bedrock
$1400 AuEq LG Pit Shell
Rhyolite Dyke
Qz-Fp Lithic Volcanics
Siliceous Volcanics
Andesite
Faults
Z
X

14.12.1	Reasonable Prospects for Eventual Economic Extraction

To assess reasonable prospects for eventual economic extraction a Lerch-Grossman optimized pit, prepared using general economic and technical assumptions listed in Table 14-11, was used to constrain estimated blocks. For deposits like Capoose which are amenable to open-pit mining methods, leading practice is to declare resources within constraining pit shells that are often generated using higher prices than those used for designing pits for which ore reserves are declared.  These pits also are typically generated ascribing positive value to Measured, Indicated, and Inferred blocks that defray mining, processing and general and administrative costs.  Furthermore, such conceptual pits should have net values (operating profit) that will return initial and sustaining capital investment.

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Table 14-11. Lerch-Grossman Optimized Pit Economic Assumptions.
Parameter	Value
Pit Slope	45o
Mineralized Material Mining Cost	$2.00 / tonne
Processing Cost	$8.00 / tonne
G&A Cost	$1.00 / tonne
Waste Mining Cost	$2.00 / tonne
Gold Recovery	85%
Silver Recovery	44%
Gold Price	$1400/oz
Silver Price	$24/oz
Exchange Rate USD:CAD	1.00

14.12.2	Economic Cut-off

Using the assumptions listed in table 11-17 a 0.27 g/t gold-equivalent cut-off would return $11.00/t for Capoose open pit mineralisation. This covers the assumed processing and general and administrative costs, i.e. the marginal cut-off.  The marginal cut-off is based on the generally accepted practice that a decision is made at the pit rim if mined material above the marginal cut-off grade will lose less money if it is sent to the mill rather than if it is sent to the waste dump.  It is considered “ore” if it contains a value that is greater than the costs to process it.

14.12.3	Use of Gold Equivalent

The gold equivalent grade was calculated using metal prices of $1400/oz for gold and $24/oz for silver. Metallurgical recoveries were assumed to be 85% for gold and 44% for silver based on test results from the the nearby Blackwater Gold-Silver Project for un-oxidized material.  The gold equivalence formula is as follows:

AuEq g/t = Au g/t + (Ag g/t * 0.0089)

14.13	Mineral Resource Statement

Table 14-12 presents a sensitivity table for the Mineral Resource Estimate for the Capoose Gold-Silver Project at a range of cut-off grades with the base case at 0.4 g/t Au equivalent in bold face.  The interpolation method used was ordinary kriging. The effective date of the Mineral Resource Estimate is December 31, 2013.

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Table 14-12. Capoose Gold-Silver Project Indicated Mineral Resource. Effective Dec. 31, 2013.
Cut-off Grade g/t AuEq	Tonnes 000's	Grade		Contained Metal
		Au g/t	Ag g/t	K 0z Au	K 0z Ag
0.30	30,514	0.40	20.0	390	19,660
0.35	24,703	0.45	21.4	360	16,980
0.40	20,280	0.50	22.4	320	14,620
0.45	16,672	0.55	23.3	290	12,510
0.50	13,830	0.60	24.1	270	10,730

Table 14-13.   Capoose Gold-Silver Project Inferred Mineral Resource. Effective Dec. 31, 2013.
Cut-off Grade g/t AuEq	Tonnes 000's	Grade		Contained Metal
		Au g/t	Ag g/t	K 0z Au	K 0z Ag
0.30	49,237	0.31	22.2	500	35,140
0.35	37,648	0.35	24.4	430	29,530
0.40	29,263	0.39	26.3	370	24,740
0.45	22,350	0.43	28.3	310	20,340
0.50	17,366	0.48	29.7	270	16,580
Notes to accompany Mineral Resource tables:
1.	Mineral resources are amenable to open pit mining methods and have been constrained using a Lerch-Grossman optimized pit.
2.
Assumptions include US$1,400/oz Au, US$24/oz Ag, 85% Au recovery, 44% Ag recovery, US$2.00/tonne mining cost, US$9.00/tonne process and G&A cost.  No allowances have been made for mining losses and dilution. Pit slope angle of 45°.

3.	The base case gold equivalent (AuEq) cut-off (bolded) is greater than the conceptual marginal cut-off of 0.3 g/t.
4.	AuEq= Au g/t + Ag g/t * 0.0089
5.
Gold analyses are performed by fire assay/AA finish methods and silver analyses are performed by Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision and do not have the same quality control support as gold fire assay analyses

6.	Contained metal values have been rounded to the nearest 100 oz.

14.14	Factors which could affect the Mineral Resource Estimate

Areas of uncertainty that may materially impact the Mineral Resource Estimate include:

•	Commodity price assumptions
•	Pit slope angles
•	Metal recovery assumptions
•	Mining and Process cost assumptions

There are no other known factors or issues that materially affect the estimate other than normal risks faced by mining projects in the province in terms of environmental,

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permitting, taxation, socio-economic, marketing and political factors.  Based on legal opinion provided to Geosim there are no known legal or title issues that would materially affect the mineral resource estimate.

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15.0	ADJACENT PROPERTIES

This section is not relevant to this Report.

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CAPOOSE GOLD-SILVER PROJECT
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16.0	OTHER RELEVANT DATA AND INFORMATION

There are no other data known to the authors that are relevant to this Technical Report: therefore, there are no relevant data or information presented in this section.

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NEW GOLD INC.
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17.0	INTERPRETATION AND CONCLUSIONS

The Capoose Gold/Silver Project is considered to be an intermediate sulphidation epithermal gold-silver deposit. The deposit is centred on the broadest portions of intense quartz-sericite alteration associated with mineralisation.  Gold-silver mineralisation is associated mainly with disseminated sulphides.

Drilling by Granges, Silver Quest and New Gold since the 1980’s has outlined a large, low grade gold-silver deposit that extends at least 920 metres north-south and 740 metres at its widest point east-west. The thickness of the presently defined zone ranges up to 500 metres and several recent drill holes have intersected significant grades at deeper levels.

Sample preparation, security and analysis is compliant with industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2008-2013 exploration programs is acceptable and protocols have been well documented.  Legacy drilling results from 1979-1981 were included in grade estimation as they supported a more conservative estimate and were not used to define measured or indicated resources. The database contains all core data collected on the Project to date and has been structured for resource estimation.

At a cut-off grade of 0.4 g/t AuEq, the Capoose deposit is estimated to contain an Indicated Mineral Resource of 20.3 MT averaging 0.50 g/t Au and 22.4 g/t Ag.  An additional 29.3 MT averaging 0.39 g/t Au and 26.3 g/t Ag is classified as Inferred.

Areas of uncertainty that may materially impact the Mineral Resource Estimate include:

•	Commodity price assumptions
•	Pit slope angles
•	Metal recovery assumptions
•	Mining and Process cost assumptions

There are no other known factors or issues that materially affect the estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing and political factors.  Based on legal opinion provided to the authors there are no known legal or title issues that would materially affect the mineral resource estimate

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18.0	RECOMMENDATIONS

In order to upgrade a significant portion of the mineral resource to measured or indicated category, sufficient additional infill drilling will need to be completed in order to eliminate any reliance on legacy drill data.

Additional metallurgical testing will be required to assess the expected metal recoveries.

A more accurate and higher resolution topographic base will be required for further mine planning and to support a ‘Measured’ resource classification.

The 2011 pulps from mineralized intervals should be re-assayed to investigate the low bias for Ag in the standard performance charts.

A budget for a Phase I 5,000 metre core drilling program to test for extensions to the deposit and Phase II 12,000 metre core drilling program to infill the existing deposit and bring existing resouces to the measured & indicated category is presented in Table 18-1 below.

Table 18-1. Recommended Exploration Program.
Exploration Program Activities	Phase I Exploration Budget (000$)	Phase II Infill to M&I Budget (000$)
Direct Drilling	$950	$2,160
Analytical	$330	$792
Road & Drill Pad Construction	$100	$240
Camp Costs & Logistics	$250	$600
Personnel	$250	$600
Total	$1,880	$4,392

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19.0	REFERENCES

Absalov, M., 2008, Quality Control of Assay Data: A Review of Procedures for Measuring and Monitoring Precision and Accuracy, Exploration and Mining Geology, Vol. 17, Nos. 3–4, p. 131– 144.

Adams, J. and Halchuk, S., 2003, Fourth generation seismic hazard maps of Canada: Values for over 650 Canadian localities intended for the 2005 National Building Code of Canada, Geological Survey of Canada, Open File 4459.

Armitage, A.; Campbell, J. and Pawliuk, D., 2011, Updated Resource Estimate on the Capoose Gold-silver Project, for Silver Quest Resources Ltd.

Awmack, H. J., Armitage, A. E., Campbell, J. and Pawliuk, D.J., 2010, 2010 Technical Report on the Capoose Project, Nechako Plateau, Omineca Mining Division, British Columbia for Silver Quest Resources Ltd.

Andrew, K., 1987, Progress Report on the Capoose Precious and Base Metal Prospect: Private report for Granges Inc., p. 49.

Andrew, K. P. E., 1988, Geology and Genesis of the Wolf Precious Metal Epithermal Prospect and the Capoose Base and Precious Metal Porphyry-style Prospect, Unpublished M.Sc. thesis, University of British Columbia, 334 p.

Andrew, K., and Godwin, C., 1987, Capoose Precious and Base Metal Prospect, Geological Fieldwork 1986, British Columbia Ministry of Energy, Mines and Petroleum Resources Paper 1987-1, p. 53-56.

Artamanov, A., and Candy, C., 2008, Report on Induced Polarization Survey, Capoose Lake Project: Private report for Silver Quest Resources Ltd., p. 24.

Carpenter, T. H., 2001, Geochemical Report on the Capoose Property: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #26573, p. 26.

Chan, C., 2013, Capoose Comminution Test Program, Blackwater Project, New Gold Inc., KM3918: Private report for New Gold, p. 98.

Dam, T., 2013, SMC Test Report Capoose: JK Tech Party Ltd: Private report for New Gold, p. 36.

Diakow, L. J., Green, K., Whittles, J., and Perry, A., 1993, Geology of the Natalkuz Lake Area (1:50,000 map), British Columbia Ministry of Energy, Mines and Petroleum Resources Open File 1993-14.

Diakow, L.J. and Levson, V.M., 1997, Bedrock and Surfical Geology of the Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7), Geoscience Map 1997-2.

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Diakow, L.J., and Webster, I.C.L., 1994, Geology of the Fawnie Creek Map Area (93F/3); in Geological Fieldwork 1993, Grant, B and Newell, J.M., Editors, B.C. Ministry of Energy Mines, and Petroleum Resources, Paper 1994-1, p.15-26.

Diakow, L.J., Webster, I.C.L., Richards, T.A. and Tipper, H.W., 1997, Geology of the Fawnie and Nechako Ranges, Southern Nechako Plateau, Central British Columbia (96F/2,3,6,7); in Interior Plateau Geoscience Project:  Summary of Geological, Geochemical and Geophysical Studies, Newell, J.M. and Diakow L.G., Editors.  B.C. Ministry of Employment and Investment, Paper 1997-2.

Fox, M., 1983a, Geochemical Report - FN I and FN II Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #12308, p. 20.

Fox, M., 1983b, Geochemical Report - ZOO and Om Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #12307, p. 17.

Friedman, R.M., Diakow, L.J., Lane, R.A., Mortensen, J.K., 2001, new U-Pb age constraints on latest Cretaceous magmatism and associated mineralization in the Fawnie Range, Nechako Plateau, central British Columbia. Canadian Journal of Earth Science v. 38, p. 619-637.

Goodall, G. N., 1990a, Geochemical Report for the Dot Project: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #20565, p. 14.

Goodall, G. N., 1990b, Prospecting and Geochemical Report for the Fawnie Prospect: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #19669, p. 29.

Goodall, G. N., 1991, Geochemical Report for the Fawnie Prospect: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #21247, p. 38.

Green, K. C., and Diakow, L. J., 1993, The Fawnie Range Project - Geology of the Natalkuz Lake Map Area, Geological Fieldwork 1992, British Columbia Ministry of Energy, Mines and Petroleum Resources Paper 1993-1, p. 57-67.

Haynes, L., 1990, Summary Report, Capoose Property: Private report for Granges Inc., p. 67.
Hewton, R. S., and Marsh, H. W., 1970, Geological Report on the "T", "Cap" and "Tut" Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #2780, p. 57.

Hrabi, B. and Craggs, S., 2013, Structural Geology Interpretation of the Blackwater and Capoose Areas, British Columbia: Private report for New Gold Inc., p. 57.

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Levson, V. M., Weary, G. F., & Giles, T. R., 1995, Surficial Geology and Drift Exploration Studies in the Tsacha Lake and Chedakuz Creek Areas. BCGS Geological Fieldwork.

Lumley, W. E., 1981b, Diamond Drilling, Geophysical and Geochemical Surveys - "V" Claim: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #9735, p. 17.

Ma, W., & Redfearn, M., 2014, The Gold and Silver Deportment Mineralogy for Two Samples: The Blackwater Project: Private report by Inspectorate Exploration and Mining Services Ltd., p. 83.

Mark, D. G., 1981, Geochemical Report on a Soil Geochemistry Survey on FN I and FN II Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #9941, p. 23.

Mark, D. G., 1982, Geochemical Report on a Soil Geochemistry Survey on the ZOO and OM Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #9979, p. 22.

Massey, N.W.D., ManIntyre, D.G., Desjardins, P.J., Cooney, R.T., 2005, Digital Geology Map of British Coumbia: Whole Province, B.C. Minstry of Energy and Mines, GeoFile 2005-1, http://www.empr.gov.bc.ca/Mining/Geoscience/PublicationsCatalogue/GeoFiles/Pages/2005-1.aspx.

Mate, D. J., & Levson, V. M., 2000, Quaternary stratigraphy and history of the Ootsa Lake-Cheslatte River area, Nechako Plateau, central British Columbia. Can. J. Earth Sci.

Mehrtens, M. B., and Marsh, H. W., 1970, Geochemical Report on the 'T', 'Cap' and 'Tut' Claim Groups: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #2782, p. 82.

Nelson, J., Colpron, M. & Israel, S., 2013, The Cordillera of British Columbia, Yukon, and Alaska: Tectonics and Metallogeny. Society of Economic Geologists Special Publication 17, p. 53-110.

Oliver, J., 2012, Petrographic Report on 21 Thin Sections from the Capoose Property. Vancouver Petrographics report for New Gold.

Pawliuk, D., 2009, Geochemical Soil Sampling Assessment Report on the Capoose Project: Submitted for assessment credit to British Columbia Ministry of Energy, Mines and Petroleum Resources, p. 113.

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Pezzot, E. T., and White, G. E., 1984, Geophysical Report on a Induced Polarization Survey - "S" Claim: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #12840 (Part 2), p. 27.

Plouffe, A. & Levson, V. M., 2000, Late Quaternary glacial and interglacial environments of the Nechako River. Can. J. Earth Sci.

Riddell, J.M., 2011, Lithostratigraphic and tectonic framework of Jurassic and Cretaceous intermontane sedimentary basins of south-central British Columbia; Canadian Journal of Earth Sciences, v. 48, p. 870–896.

Roulston, D., & Johnston, H., 2013, Comminution and Metallurgical Testwork on the Capoose Deposit, British Columbia, Canada, KM4043: Private report by ALS Metallurgy Kamloops for New Gold Inc., p. 157.

Sarinas, K., & Lang, J., 2011, An Investigation Into Scoping Metallurgical Testwork on Capoose Project Samples: Private report by SGS Canada Inc. for New Gold Inc., p. 111.

Shear, H. H., 1977, Geochemical Report on "G", "H", and "I" Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #6570, p. 14.

Shear, H. H.,1978, Report on the Percussion Drilling Program on the “D” and “E” Claims, Omineca Mining Division, Capoose Lake Area for Granges Exploration. ARIS Report 06868.

Shear, H. H., 1979, Report on the 1979 Summer Program on the Capoose Project, Omineca Mining Division for Granges Exploration. ARIS Report 07504.

Sillitoe, R.H. & Hedenquist, J.W., 2003, Linkages between volcanotectonic settings, ore-fluid compositions, and epithermal precious metal deposits:  Society of Economic Geologists Special Publication 10, p. 315-343.

Silver_Quest, 2009a, News Release dated January 12, 2009.

Silver_Quest, 2009b, News Release dated November 3, 2009.

Silver_Quest, 2010, News Release dated January 15, 2010.

Stanley, C.R. and Lawie, D., 2007, Average relative error in geochemical determinations: clarification, calculation and a plea for consistency: Exploration and Mining Geology, 16(3-4): 265-274.

Tse, W et. al., 2013, MS1483: New Gold – Capoose (CAP-002 & CAP-003): Private by Met-Solve Laboratories Inc. for New Gold, p. 348.

Page 19-4

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Tse, W et. al., 2013, MS1483: New Gold – Capoose (CAP-003) Column Leach: Private by Met-Solve Laboratories Inc. for New Gold, p. 73.

Tipper, H.W., 1963, Nechako River map area, British Columbia; Geological Survey of Canada, map 1131A.

White, G. E., 1978, Geophysical Report on a Pulse Electromagnetometer Survey: British Columbia Ministry of Energy, Mines and Resources Petroleum Assessment Report #6988, p. 65.

Wilson, G. L., 1984, Geochemical and Prospecting Report on the FN-I and FN-II Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #12816, p. 31.

Zbitnoff, G. W., 1976, Geochemical - Geophysical Report, "B" and "D" Claim Group: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report 06007.

Zbitnoff, G. W., 1977, Geochemical Report "E" and "F" Claim Groups: British Columbia Ministry of Energy,Mines and Petroleum Resources Assessment Report #6458.

Zbitnoff, G.W., 1980a, Diamond Drilling Report on the G, H and I Claim Blocks, Omineca Mining Division, Fawnie Nose Area for Granges Eploration. British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report Report 08731.

Zbitnoff, G.W., 1980b, Diamond Drilling Report on the D, E, F, M, N, O and P Claims, Omineca Mining Division, Fawnie Nose Area for Granges Exploration. British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report 08515.

Zbitnoff, G. W., 1980c, Geochemical Report on "R" and "S" Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #8557, p. 11.

Zbitnoff, G. W., 1980d, Geochemical Report on "T" and "U" Claims: British Columbia Ministry of Energy,Mines and Petroleum Resources Assessment Report #8550, p. 12.

Zbitnoff, G. W., 1983, Geochemical Report on "B" and "D" Claims: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #11607

Zbitnoff, G. W., 1984a, Diamond Drilling on "N" Block: British Columbia Ministry of Energy, Mines andPetroleum Resources Assessment Report #12787, p. 16.

Page 19-5

NEW GOLD INC.
CAPOOSE GOLD-SILVER PROJECT
BRITISH COLUMBIA, CANADA

Zbitnoff, G. W., 1984b, Geochemical and Geophysical Report on "S" Claim: British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #12840 (Part 1), p. 11.

Zbitnoff, G.W., 1985, Geological Mapping Report on Claims “D”, “E” and “F”, Omineca Mining Division, Fawnie Nose Area for Granges Eploration. ARIS Report 13805.

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Page 19-6

CERTIFICATE OF QUALIFIED PERSON

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:  (604) 803-7470
E-mail:  rgs@universe.com

I, Ronald G. Simpson, P.Geo., am employed as a Professional Geoscientist with GeoSim Services Inc.

This certificate applies to the technical report titled “Technical Report, Capoose Gold-Silver Project, British Columbia, Canada” with an effective date of December 31, 2013 (the “technical report”).

I am a Professional Geoscientist (19513) with the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated with a Bachelor of Science in Geology from the University of British Columbia, May 1975.

I have practiced my profession continuously for 39 years.  I have been directly involved in mineral exploration, mine geology and resource estimation with practical experience from feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Capoose project site on September 20, 2012.

I am responsible for all sections of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I take full responsibility for sections 5, 6, 13 and 14 of this report and collaborated with Joel Rotert on sections 1-4, 8-12, and 15-19.

I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves 11 days working as a geologist with a field exploration crew in September 1977 while employed by Bethlehem Copper Corporation.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

DATED this 23rd day of May, 2014

‘Ronald G. Simpson’

Ronald G. Simpson, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

Joel W. Rotert, CPG
New Gold Inc.
Suite 1800, Two Bentall Centre
555 Burrard Street, Box 212.
Vancouver, BC, Canada V7X 1M9
Tel:  (604) 696-4100
E-mail:  joel.rotert@newgold.com

I, Joel W. Rotert, CPG, am employed as a Senior Exploration Geologist with New Gold Inc.

This certificate applies to the technical report titled “Technical Report, Capoose Gold-Silver Project, British Columbia, Canada” with an effective date of December 31, 2013 (the “technical report”).

I am a Certified Professional Geologist (11323) with the American Institute of Professional Geologists (AIPG).  I graduated with a Bachelor of Science in Geology from the University of Kansas in December, 1997 and with a Master of Science in Geoscience from the University of Nevada-Las Vegas in December, 2000.

I have practiced my profession continuously for the last 10 years with over 14 years cumulative experience.  I have been directly involved in mineral exploration, mine geology and geological modelling.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I supervised the Capoose project activities during 2012 and co-supervised activities as part of a greater regional exploration campaign during 2013.

I take full responsibility for section 7 of this report and collaborated with Geosim on sections 1-4, 8-12, and 15-19.

I have not had prior involvement with the property that is the subject of the Technical Report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

DATED this 23rd day of May, 2014

‘Joel W. Rotert’

Joel W. Rotert, CPG